

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of APRIL 2011

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 04/21/2011

By: *Noella Lessard*
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations – Summer-Fall 2010 Exploration Program – Lac Pau Project – March 2011

Prepared by Mathieu Savard, B.Sc. Senior Project Geologist and Josée-Anne Lévesque, B.Sc., Trainee Geologist – Virginia Mines Inc.

8 paper copies

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
Summer-Fall 2010 Exploration Program, Lac Pau Project

MINES VIRGINIA INC.
March 2011

Volume 1 of 3

Prepared by:

Mathieu Savard, B.Sc.
Senior Project Geologist
Virginia Mines Inc.

and

Josée-Anne Lévesque, B.Sc.
Trainee Geologist
Virginia Mines Inc.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF ILLUSTRATIONS

LIST OF PICTURES

LIST OF APPENDICES

ITEM 3 - SUMMARY

The Lac Pau property is located in the James Bay region (Caniapiscau MRC) just to the north of the Caniapiscau Reservoir. An airstrip and many outfitters are located on the property which is accessible via a 65 km summer gravel road. The property is 100% owned by Mines Virginia Inc.

Successful surface exploration programs realized since 2006 conducted to the discoveries of Jedi, Tricorne, Obiwan and JAL gold-bearing showings. Fieldworks realized during 2009 were mainly focused on these showing where trenching and channelling were performed. The Tricorne showing channel results yielded 9.02 g/t Au over 5.0 m including 17.48 g/t Au over 2.0 m and 5.39 g/t Au over 5.0 m including 7.71 g/t Au over 3.0 m. The Beausac-2 showing returned values of 2.10 g/t Au over 5.0 m including 4.73 g/t Au over 2.0 m. In addition, values of 2.70 g/t Au over 10.0 m including 10.74 g/t Au over 2.0 m from channelling were obtained from a the JAL showing. Following these favourable results, grid-line cutting, induced polarization and ground magnetic surveys were realized during winter of 2010. This geophysical program was performed during a drilling program that took place at the same period on the project. Drilling program results confirmed the mineralization at Tricorne that returned values of 1.20 g/t Au over 10.95 m including 4.65 g/t Au over 1.25 m (PAU-10-001) and 2.22 g/t Au over 10.00 m including 3.43 g/t Au over 6.0 m. Drilling over IP anomalies allowed to outline a mineralized zone, named Jedi Extension, that yielded 0.52 g/t Au over 47m including 1.08 g/t Au over 11.0 m (PAU-10-028).

Prospecting, trenching and channelling performed during the summer and fall of 2010 were essentially devoted to the explanation of IP (induced polarization) anomalies outlined during winter 2010 that were not tested by drilling. A special attention was also brought to prospecting and mapping of the gridline. Discovery of the Hope showing and expansion of the Jedi extension showing constituted the main highlights of the summer and fall 2010 exploration program.

The Hope showing was discovered during the IP verification phase. It returned significant values of **2.27 g/t Au over 10.00 meters** and **13.03 g/t Au over 3.00 meters** from trench PAU-2010-TR-066 and values of **3.06 g/t Au over 4.00 meters** from trench PAU-2010-TR-070. It is constituted by metasomatic zone containing cordierite porphyroblasts (2-10%), chlorite (2-10%), garnet porphyroblasts (2-20%) and biotite (2-15%) hosted within a tonalite from the Beausac suite. Mineralization is composed of pyrrhotite and pyrite (3-25%) disseminated and locally semi-massive. High grade gold values are mostly associated with sulphides abundance on the Hope showing (PAU-2010-TR-066) but some visible gold grains encountered in trench PAU-2010-TR-072 are spatially associated with leucosomes suggesting remobilization.

Prospecting also allowed the extension of the Jedi Extension zone toward the north-east with values of **1.02 g/t Au over 5.50 meters** obtained from trench PAU-2010-TR-064 and values of **1.63 g/t Au over 3.80 metres** from trench PAU-2010-TR-0065. Mineralization is constituted of disseminated pyrite and pyrrhotite (2-3%) hosted within protomylonitic tonalite from the Beausac suite near the contact with paragneiss from the Grosbois complex.

Additional drilling is required on the property in the Hope and the Jedi extension areas. During the next exploration program, a special focus should be brought along the eastern interface of the tonalite from the Beausac suite and the paragneiss from the Grosbois complex.

ITEM 4 - INTRODUCTION

Following the 2009 prospecting program and the winter 2010 drilling and IP survey program, Virginia Mines pursued its exploration program during summer and fall of 2010 (June to October). The first objective of this program was to explain IP chargeability anomalies that were not tested by drilling during winter 2010. The second objective was to prospect the entire property looking for additional gold-bearing mineralization.

This report provides the status of current technical geological informations relevant to Virginia Mines' summer and fall 2010 exploration program on the Lac Pau project in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 – RELIANCE ON OTHER EXPERTS

Author Mathieu Savard, geologist with a B.Sc. in Geology and Virginia's Senior Project Geologist, oversee the Lac Pau project and supervise all fieldwork conducted by Virginia Mines. Co-author Josée-Anne Lévesque, trainee geologist for Virginia Mines, participated to fieldwork and to the redaction of this report. This report does not rely on other expert.

ITEM 6 – PROPERTY DESCRIPTION AND LOCATION

The Lac Pau property is located in the James Bay region just to the north of the Caniapiscau Reservoir, 70 km to the northeast of the Trans-Taiga all season road (Figures 1). The property is constituted of 715 designated cells for a total surface area of 348.6 km^2 (Figure 2). The coordinates and maps covered by the project are:

Latitude:	54°87' Nord
Longitude:	-69°96' Ouest
SNRC:	23K/13, 23L/16 and 23N/4
UTM zone:	19 (nad83)
NTS:	446 000 mE
	6084 500 mN

Claims are listed in the appendix 2 (Figure 2).

ITEM 7 – ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Lac Pau camp is located at kilometre 657 on the Trans-Taïga road and approximately 70 km north-east of the Brisay PowerStation. The Trans-Taïga road is accessible all seasons up to Brisay. From Brisay to Lac Pau, the gravel road is accessible only in summer. To access the camp, vehicles follow the directions to the Duplanter or Air Saguenay and Explo Sylva Outfitters from Brisay. A landing airstrip is present and operational all summer long at 10 km of Lac Pau camp. All gravel roads are privately owned by Hydro-Québec and their maintenance is the responsibility of Les Services Naskapi Enr.

The main showings are located at a maximum of 15 kilometers north-east of the Lac Pau Camp and at a maximum of 10 kilometers to the north-east of the Caniapiscau airstrip. An Astar BA (Canadian Helicopters) and 4x4 trucks were used for crew transportation. All equipment, including fuel and supplies, were carried directly to the campsite by truck. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is the nearest all-season facility for aerial transportation.

The landscape of the studied area is relatively uneven with altitude ranging from 400 to 580 meters. The hydrographic system includes many large lakes and a major old river (Caniapiscau River). The hydrographic network was modified by human with dam construction and flooding of the Caniapiscau reservoir. Vegetation is typical of taiga including areas covered by forest and others, typically at the top of hills, devoid of trees.

ITEM 8 – HISTORY

Table 1 summarises all the history of work performed in the area of Lac Pau.

Table 1- Summary of previous work in the Lac Pau project area

<u>SDBJ (1972)</u>
-Évaluation du potentiel minier du bassin de la Baie James (GM 34000).

<u>SDBJ (1974)</u>
-Summary report on mineral resource studies in the James Bay (GM 34002).

<u>SDBJ (1975)</u>
-Lake Sediment Geochemistry. (GM 34036).

<u>SDBJ (1975)</u>
-Geological study of mineral potential (GM 34001).

<u>SDBJ - SERU Nucléaire (Canada) Ltée. (1977)</u>
-Prospecting for Uranium. (GM: 34156, 57676).

<u>SDBJ (1986)</u>
-Lake Sediment Geochemistry (GM 34039).

<u>BHP Minerals Canada Ltd - IOS Services Géoscientifiques Inc. (1998)</u>
-Till Sampling Program (GM 59086)

<u>MRN (2000)</u>
-Geological Mapping (23L) (RG 2000-11).

<u>Mines Virginia Inc. (2006)</u>
-Prospecting and Channeling (GM-63498).
-Discovery of JEDI showing (2.87 g/t Au)
-Channelling of JEDI showing (2.35 g/t Au / 6.0m)

<u>Mines Virginia Inc. (2007)</u>
-Prospecting and Channeling (GM-63495).
-Heliborne MAG-EM Survey (GM-63497) (703 linear km @ N045 & 200m line spacing)
-Discovery of TRICORNE Showing (grab sample up to 4.48 g/t Au; 7.70 g/t Ag & 0.16% Cu)

<u>MRNF (2008)</u>
-Geological Mapping Région du réservoir Caniapiscau (SNRC 23K-23N) (RG 2009-04).

-Discovery of Beausac-2 showing (2.27 g/t Au; 2.45% Cu & 101 g/t Ag) Virginia Mines Inc. (2009) -Prospecting, Trenching and Channeling -Channelling of TRICORNE showing (9.02 g/t Au / 5.0m) -Channelling of BEAUSAC-2 showing (5.20 g/t Au / 7.0m) -Discovery of JAL showing (Channel: 2.70 g/t Au / 10.0m) Virginia Mines Inc. (Winter 2010) -Drilling Campaign (28 drillholes for 3612 m) -Line Cutting (304 km) -Ground Magnetic Survey (99 km) -Induced Polarization (IP) Survey (213 km)

Table 1: Historic work performed over the Lac Pau Project

ITEM 9 – GEOLOGICAL SETTING

The Lac Pau property is located in the Archean Superior Province, in the central part of the Ashuanipi high metamorphic-plutonic subprovince near the western contact with the La Grande volcano-sedimentary subprovince.

9.1 – Regional Geology

The Archean rocks of the Ashuanipi high metamorphic-plutonic complex are located in the extension of Opinaca and La Grande volcano-sedimentary subprovinces (Leclair and *al*., 1998). The first known events in Ashuanipi subprovince correspond to volcanism and sedimentation between 2720 Ma and 2700 Ma and syn-volcanic magmatism (tonalitic in composition) until 2690 Ma (David et *al*., 2009; Simard, 2008). These rocks were merged between 2682 and 2650 Ma (Leclair and *al*., 1998; Chevé and Brouillette, 1995; Percival, 1993; Simard and *al*., 2009a) to produce large diatexite units characteristic of Ashuanipi subprovince (Simard and *al*., 2009b). These diatexites are cut by granitic to tonalitic intrusions (2650 and 2625 Ma; Simard and *al*., 2009b). Finally, around 2570 Ma, fluorine-bearing anorogenic granite intrusions took place in Ashuanipi subprovince (Simard and *al*., 2009b). Most of the rock units in the area of the Lac Pau property have been metamorphosed to the amphibolite to granulite facies.
For a complete descriptions of the regional geology, the reader is referred to studies by Simard and *al*. (2009a and 2009b), Thériault and Chevé (2001) and Gosselin and Simard (2000), which deal with sheets 23N (Rivière Sérigny) and 23K (Réservoir Caniapiscau), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below.

9.1.1 – Grosbois Complex

The Grosbois complex is a lithodemic complex unit composed of two fractions: an old paleosome, a paragneiss and a more recent neosome of tonalitic to granitic composition, a mobilisate. The complex is subdivided in three (3) units: (1) biotite + orthopyroxene + garnet paragneiss, (2) biotite + orthopyroxene paragneiss and (3) biotite ± garnet paragneiss. The Grosbois Complex is particularly abundant SW of the Lac Pau property. Locally, decimetric to decametric banded iron formations is observed interlayered with paragneiss. Simard (2008) attributes an age of 2700 Ma to the sedimentation period that forms the metasediments of Grosbois Complex. The Grosbois Complex paragneiss and the Raynouard Group paragneiss, observed on Ashuanipi property, could be an equivalent.

9.1.2 – Beausac Suite

Beausac Suite was introduced in Lac Gayot area (Gosselin and Simard, 2000) to describe tonalites, quartziferous monzodiorite and granodiorite. Deformed tonalite sample gave an age of 2698.8 ± 0.8 Ma. This unit is composed of tonalite and granodiorite, fine to medium grained, foliated and affected by linear deformation. These rocks contain between 10 to 20% green hornblende and biotite. The tonalite contains some metric to decametric horizons of quartziferous diorite, 3% of centimetric to metric amphibolite or ultramafic enclaves and injected of 10% massive granitic or pegmatite (granitic to tonalitic in composition) dykes.

9.1.3 – Opiscoteo Suite

Opiscoteo Suite is a diatexite unit who characterizes Ashuanipi Subprovince. Leclair and *al.* (1998) subdivided Opiscoteo Suite into six (6) informal units based on these criterions: 1) presence or not of garnet; 2) enclaves and biotite schlierens (<25%: homogeneous and >25%: heterogeneous) and 3) enclaves composition. Numerous U/Pb datations on the Ashuanipi Subprovince place the Opiscoteo Suite diatexites formation between 2682 and 2630 Ma (Chevé et Brouillette, 1995; Percival, 1993; Leclair and *al.*, 1998; David and *al.*, 2009). The Lac Pau area diatexites are homogeneous biotite±garnet intrusive rocks formed by anatexis who result from Grosbois Complex advanced melting. The diatexites contains 10-25% enclaves and biotite schlieren, heterogranulars and injected of pegmatites. The rock composition varies from tonalitic to granitic.

9.1.4 – Caniapiscau Suite

Caniapiscau Suite is composed of tonalitic diatexite with numerous tonalitic, quartziferous dioritic, gabbro, ultramafic and amphibolite enclaves. The field observations suggest that diatexites can represent a partial melting of tonalites and diorites of Beausac Suite. Homogeneous diatexite sample (quartziferous diorite) gave an age U/Pb of 2664 +9/-7 Ma. This result indicates that partial melting of Canipiscau Suite is contemporary with partial melting of Opiscoteo Suite.

9.1.5 – Dervieux Suite

Dervieux Suite group homogeneous to heterogeneous porphyritic granite and granodiorite intrusion composed of 5-10% biotite ± hornblende and 5-20% K-Feldspars porphyry crystals (0,5 to 3 cm). The intrusive rocks are medium to coarse grained, massive to weakly foliated and can contains paragneiss enclaves.

9.1.6 – Joinville Suite

Joinville Suite forms numerous pluri kilometric intrusions. The Joinville granite is homogeneous, massive, fine to medium grained, locally pegmatitic or porphyritic and contains 2-5% biotite ± chlorite ± magnetite.

9.2 – Property Geology

The geology of Lac Pau property is characterized by the presence of metasedimentary rocks from the Grosbois Complex and of tonalitic to granodioritic intrusive rocks from the Beausac Suite.

Metamorphism, deformation and alteration have modified the rocks described above and consequently, additional rock descriptions are required to illustrate the different facies encountered from the Grosbois Complex and the Beausac suite.

Most of the Lac Pau property is poor in outcrop exposure except for the old Caniapiscau riverbed that presents outcrop exposure in continuity. The riverbed exposes most of the contact between the Grosbois Complex rocks and the Beausac suite. Most of the mineralization outlined on the property happens to occur along this contact, mostly hosted within the Beausac suite rocks. The contact is also characterized by the presence of intense deformation zone, oriented NW, that hosts most of the gold values. The Jedi, the Jedi Extension and the Beausac-2 gold showing all occur along the Lac Pau deformation zone occurring at the tonalite / metasediment interface in the riverbed of the old Caniapiscau.

The Lac Pau geology (Figure 3) includes felsic biotite±garnet paragneiss, dioritic to tonalitic orthogneiss, biotite-rich amphibolite, potassic intermediate intrusion and local ultramafic rocks (pyroxenite). The volcano sedimentary package is injected by late pegmatite intrusions (tonalitic to granitic).

9.2.1 – Facies from Grosbois complex

The rocks from the Grosbois complex encountered on the Property are mostly concentrated in the old riverbed of the Caniapiscau River and are constituted by migmatized paragneisses. These rocks are characterized by a brownish, fine-grained and granoblastic paragneiss containing biotite (15-25%) and local garnet. Leucosomes (25-40%) issued from partial melting also compose the paragneiss. Leucosomes occur as irregular millimetric to centimetric bands that form migmatized bands mainly parallel to the paragneiss foliation. The consistency of leucosome occurrence and the brownish color makes this unit easy to identify on the field. Protoliths are considered to be either arenite or wacke depending on the biotite content that may reach up more than 30%. Biotite alignment and migmatitic injection form a well developed schistosity.

9.2.2 – Facies from Beausac Suite

<u>Tonalite to granodioritic intrusion</u>

Grey to pinkish colored, fine- to coarse-grained orthogneiss is interpreted to be metamorphosed early intrusion. This type of rock includes abundant plagioclase and quartz with common green hornblende and biotite ± chlorite crystals aligned along foliation planes. One of the main characteristic of this unit is the presence of amphibole sub-angular fragments or porphyroblasts. These fragments represent 1-2% of the rocks and vary from 2 cm up to 1 meter and are often stretched within main foliation. Some of them are almost completely retrograded in chlorite. This unit hosts most of the mineralization on the property. This facies is quite extensive on the eastern portion of the property and due to variation of metamorphic and deformation conditions as well as mineralization, it presents several facies.

The main tonalitic facies that contains the mineralization of the Jedi and the Beausac-2 showings is referred to as a protomylonitic to mylonitic tonalite orthogneiss since it occurs within the Lac Pau deformation zone and usually presents anastomosed biotite and a strong schistosity.

Metasomatic tonalites are usually described where biotite, chlorite, cordierite, silica, muscovite, sericite and garnet are present in association with sulphide mineralization within the tonalitic gneiss. This unit often occur as corridor (Jedi, Beausac-2, and Jedi Extension) along a deformation zone or occurs as plurimetric folded bands (Tricorne, Hope and Obiwan). Albitization is also present within this facies. Sometimes, sillimanite and biotite-rich tonalitic facies are so characteristic that they are described separately as sillimanite tonalitic gneiss or biotite gneiss. The metasomatic facies is often associated with gold mineralization (0.30 to 20 g/t Au over 3.0 to 15.0 metres).

The gold mineralization is associated with trace to 10% sulphides (pyrite-pyrrhotite±chalcopyrite) and presents various textural occurrences within altered tonalite. It occurs as disseminated grains, millimetre-scale veins or stringers and millimetre- to centimetre-scale blebs. The sulphides are associated with silicate minerals, felsic leucosomes and millimetre- to centimetre-scale biotite-rich lithons (Tremblay, 2007).

The cordierite-biotite-sillimanite assemblage with up to a few percent garnet possibly represents a Fe-Mg-K-Al-rich and Na-Ca-poor rock (Tremblay, 2007). This composition (plagioclase–quartz±biotite±cordierite±sillimanite±séricite±chlorite±carbonates) also suggests that sericite-chlorite pre-metamorphic metasomatic hydrothermal alteration took place (Tremblay, 2007).

Basalts and andesites

Medium- to dark-green amphibolitic orthogneiss or orthoschist. These rocks are fine to medium-grained and composed of plagioclase-hornblende-biotite-actinolite-chlorite. Other minerals, which are not ubiquitously found, include quartz and magnetite. A potassic alteration (20-30% biotite) is observed in this unit in contact with mineralized zones (Jedi and Obiwan areas). High-grade metamorphic overprint and deformation obliterated all original magmatic features. Deformation features are common and range from a foliation to a strong schistosity (altered basalt). Sulphides are present and are found as disseminations. They include pyrrhotite-pyrite±chalcopyrite (Tr-1%).

Potassic brecciated felsic to intermediate intrusion

Pink to red pinkish colored, medium-grained and foliated intermediate potassic-rich felsic to intermediate intrusion (monzodiorite interpreted). The intrusion crosscut the Lac Pau deformation zone at some place and is injected parallel to it in other place. It is characterized by the injection of centimeter-scale quartz veins stockwerk and is associated with strong potassic (K-Feldspars-biotite-chlorite), hematite and carbonate alterations. The intrusion is highly fractured and seems to have been emplaced along major faults or fractures as suggested by topographic breaks associated with their presence.

Pegmatite

White to pink pegmatites are common throughout the stratigraphic package and composed of plagioclase-quartz-biotite±magnetite. They are ubiquitously massive and crosscut all types of rocks. Sulphides are locally present in pegmatites that crosscut mineralized horizons and can be auriferous. Pegmatite dyke distribution is mostly oriented parallel to the main schistosity.

9.2.4 Structure Framework

The structural orientations of the lithologies encountered in the western part of the property are E-W while in the eastern part, the orientations turn to the NE and then to the NW. These orientations form a kilometre-scale open fold with an axial plane oriented NW-SE. According to Simard and *al.* (2009b), four (5) deformation events are observed in Lac Pau area:

A) Primary S_0 structures are obliterated by D1 and D2 events (not observed).
B) D1 is observed and can be separated in 3 events.
B1) D1a: well developed mineral foliation affecting Grosbois Complex and Beausac Suite rocks.
B2) D1b: Tight to isoclinal folds affecting D1a from the Grosbois Complex and Beausac Suite.
B3) D1c: Ductile deformation zones such as the Lac Pau deformation zone: protomylonitic and C-S fabric or stretching sub-horizontal lineation.
C) The regional foliation is associated to D2.
D) The axial plane of the Lac Pau deformation zone is associated with deformation D3 and represented by tight folding or axial plan schistosity and oriented NW-SE to NE-SW.
E) Late fragile deformation and manifested by the presence of faults and fractures (D5).

ITEM 10 – DEPOSIT TYPES

The overall context of the Lac Pau project presents similarities with Au-Ag±Cu±Mo intrusion-hosted porphyry-type deposit and high-grade metamorphic Archean gold-bearing shear zones and presents a very good potential for new gold discoveries along the 15 kilometres strike length of favourable stratigraphy.

ITEM 11 – MINERALIZATION

This section describes main mineralized zones encountered in 2010 during prospecting and trenching operations. Results obtained from these operations are presented in the item exploration work below.

11.1 – Hope Area

The Hope Showing is located 3km NE of the drillhole PAU-11-028 (0.52 g/t Au over 45.8 meters) and corresponds with the border of a high magnetic anomaly that delineates the contact between the tonalitic gneiss and the paragneiss (Figure 66). The zone is oriented roughly N325 and is followed over 200 meters from south to north from trench PAU-2010-TR-072 to PAU-2010-TR-070 (Figure 54). The zone forms a fold hinge on trench PAU-2010-TR-066 with contacts oriented at N320 that are affected by the main foliation measured at N225/50 which also represents the axial plane (Figure 44). Transposition of mineralization is also omnipresent along main foliation in trench PAU-2010-TR-066.

The Hope showing is hosted within the protomylonitic tonalite and is characterized by the presence of alteration constituted by chlorite, cordierite, garnet and silicification. Biotite and, in lesser extent, amphibole are also present. The mineralization is composed of pyrite and pyrrhotite (5-15%) mostly concentrated in small blebs, decimetric bands distributed along main foliation or disseminated. Free gold grains were observed along leucosomes in trench PAU-2010-TR-071 within the characteristic alteration zone. Decimetric leucosomes (or pegmatite veins) are omnipresent at the border of Hope (and mineralized) zone in several trenches (PAU-2010-TR-66, 69 & 70).

Each trench is described in the section exploration below but the best values from the Hope showing are compiled in this section. Trench PAU-2010-TR-070 returned values of **3.06 g/t Au over 4.00 meters**, **1.24 g/t Au over 4.00 meters**, **1.52 g/t Au over 5.00 meters** and **0.83 g/t Au over 5.00 meters**. Values of 0.72 g/t Au over 3.0 meters and 2.15 g/t Au over 5.00 meters were obtained from trench PAU-2010-TR-071. Values of **2.27 g/t Au over 10.00 meters** including **3.91 g/t Au over 5.00 meters**, of **13.04 g/t Au over 3.00 meters** (including **37.40 g/t Au over 1.00 meter**) and of **1.39 g/t Au over 10.0 meters** were obtained from trench PAU-2010-TR-066 (including trench PAU-2010-TR-037). Trench PAU-2010-TR-069 yielded values of **0.81 g/t Au over 3.00 meters**, **0.91 g/t Au over 2.00 meters**, **0.82 g/t Au over 2.00 meters**, **0.86 g/t Au over 2.00 meters** and **0.67 g/t Au over 5.50**

meters were obtained from trench PAU-2010-TR-069. Trench PAU-2010-TR-072 yielded values of **2.17 g/t Au over 4.00 meters** and **2.12 g/t Au over 2.00 meters.**

11.2 – Jedi Extension zone

The Jedi Extension zone is located 600 meters to the north-east of the Jedi showing and 700 meters to the south-west of drillhole PAU-10-028 that has returned values of 0.52 g/t Au over 45.80 meters.
Values obtained from the Jedi Extension channels were similar to the values obtained from the Jedi surface showing to the south in the same type of lithologies. In fact, the mineralization occurs within a protomylonitic tonalite containing quartz, plagioclase, biotite garnet, chlorite and locally sillimanite and oriented N225/50.
The mineralization, composed of 2-5% pyrite and pyrrhotite and local traces of chalcopyrite, occurs as fine disseminations and also as millimetre-scale stringers along main foliation. To the east, that tonalite is in contact with paragneiss containing 10-15% of leucosomes. Channel performed over the Jedi Extension allows to outline a mineralized zone 5-10 meters thick that was followed over 150 meters (Figure 81). Values of **0.67 g/t Au over 4.00 meters** were returned from trench PAU-2010-TR-063 while values of **1.04 g/t Au over 5.50** meters were obtained from trench PAU-2010-TR-064. Finally, Trench PAU-2010-TR-065 returned values of **1.01 g/t Au over 6.30 meters** and **1.63 g/t Au over 3.80 meters.**

11.3 – Tricorne Zone

Tricorne zone is located 2 km NW of the Lac Pau landing airstrip. The Tricorne zone is interpreted over more than 350 meters long. It is closely associated with altered and/or sheared tonalitic orthogneiss or metasomatized felsic rocks (Figure 82). Alteration is pervasive and alteration minerals observed are quartz-biotite-chlorite-sericite-sillimanite±fuchsite±magnetite. Mineralized zones are closely associated with sillimanite-rich orthogneiss or protomylonitic orthogneiss. The Tricorne zone contains 3-15% finely disseminated, millimeter- to centimeter-scale stringers and rarely semi-massive pyrrhotite-pyrite±chalcopyrite±molybdenite.

Structurally, Tricorne is a tight fold open toward SW. Fold axis is also toward SW with moderate plunge varying from 55° to 60° and axial plane oriented NE-SW with dip toward NW (70° to 80°). The flanks of this fold are oriented toward NE with a dip varying from 30° to 80° (mean 60° to 70°). Metric pegmatite injection took place parallel to axial plane. Dextral movements in plane and inverse in vertical component are observed along pegmatite, in C-S fabric, shear zone and in protomylonitic altered tonalite. In SE flank, "Z" folds are observed and are in agreement with a dextral movement observed in C-S fabric and shear zone in contact with pegmatite. In hinge position, "m" folds are observed and Sp is locally transposed by axial plane schistosity (D3).

Channels sampling was performed over former trenches from 2009 that had not been sampled. Values of **4.47 g/t Au over 4.0 meters** including **16.25 g/t Au over 1.00 meters** were obtained from trench PAU-2009-TR-019.

ITEM 12 – EXPLORATION WORK

This section describes prospecting, mapping and trenching work realized during summer and fall 2010 campaign. A total of 698 man/days were spent on the property from June to October. During this period, 75 trenches were performed from which 1344.50 meters of channel were collected for a total of 1360 samples. Most trenches were performed over IP chargeability anomalies outlined by the winter 2010 survey. Trenches and IP anomalies locations are shown in figure 60 and figure 66. Trench parameters are also listed in table 2 below. Most trenches realized were mapped and a figure for each of them is presented in this report (Figure 4 to Figure 53). A total of 56 standard samples were inserted within the regular samples from the channel sample batches in order to verify the laboratory precision as defined by Virginia's quality control program.

Prospecting on the property generated 234 samples (Figure 58 & 59) constituted of 204 grabs samples and 30 boulder samples. The best results from surface grabs and boulders are presented in table X.

Field work was realized by Virginia Mines team composed of senior project geologists Mathieu Savard and Isabelle Roy , project geologist Louis Grenier, trainee geological engineer Jean-François Boivin, trainee geologists Josée-Anne Lévesque and Jonathan Arel, technicians Éva Roy-Vigneault, Paul-Émile Poirier and André Pelletier and finally students Blaise Potvin, Julien Mailloux, Évens Laforest and Tonny Girard. Yvon Perry, technician from Services Techniques Géonordic also participated to the fall program. The cook for both campaigns was Marie-Pierre Savard. Helicopter support was provided by Héli-Inter from Malartic. An excavator used for trenching was provided by Felco from St-Félicien while a small heliborne excavator used for remote targets was provided by Services Techniques Géonordic.

TRENCH 2010								
Trench	**Utm_E**	**Utm_N**	**Status**	**Surface (m²)**	**Depth (m)**	**Volume(m³)**	**Remaining (m³)**	**Machinery**
PAU-2010-TR-001	444469	6079146	Opened	60	0.50	30	30.0	Cat 324D
PAU-2010-TR-002	444332	6079011	Opened	320	0.60	192	192.0	Cat 324D
PAU-2010-TR-003	445071	6078528	Restored and Reforested	60	0.25	15	-	Cat 324D
PAU-2010-TR-004	444528	6077937	Opened	158	1.50	237	237.0	Cat 324D
PAU-2010-TR-005	445123	6079054	Opened	71	0.50	36	35.5	Cat 324D
PAU-2010-TR-006	445303	6079167	Opened	88	0.30	26	26.4	Cat 324D
PAU-2010-TR-007	445057	6079414	Opened	93	0.75	70	69.8	Cat 324D
PAU-2010-TR-008	444818	6079568	Restored and Reforested	71	0.30	21	-	Cat 324D
PAU-2010-TR-009	445237	6080227	Restored and Reforested	130	1.50	195	-	Cat 324D
PAU-2010-TR-010	446452	6081859	Restored	40	1.75	70	-	Cat 324D
PAU-2010-TR-011	446487	6081872	Opened	170	1.50	255	255.0	Cat 324D
PAU-2010-TR-012	446791	6082187	Opened	250	1.50	375	375.0	Cat 324D
PAU-2010-TR-013	447010	6082397	Opened	260	1.40	364	364.0	Cat 324D
PAU-2010-TR-014	445456	6079978	Opened	186	0.25	47	46.5	Cat 324D
PAU-2010-TR-015	445481	6079977	Opened	105	0.50	53	52.5	Cat 324D
PAU-2010-TR-016	445834	6079614	Opened	135	0.50	68	67.5	Cat 324D
PAU-2010-TR-017	444901	6079860	Restored and Reforested	30	1.50	45	-	Cat 324D
PAU-2010-TR-018	444208	6079134	Restored	30	2.00	60	-	Cat 324D
PAU-2010-TR-019	444263	6077497	Restored	30	2.00	60	-	Cat 324D
PAU-2010-TR-020	445723	6078432	Restored	21	5.00	105	-	Cat 324D
PAU-2010-TR-021	445883	6078575	Restored	21	5.00	105	-	Cat 324D
PAU-2010-TR-022	446031	6078707	Restored	21	5.00	105	-	Cat 324D
PAU-2010-TR-023	441326	6077203	Restored and Reforested	107	0.30	32	-	Cat 324D
PAU-2010-TR-024	440978	6077124	Opened	153	0.75	115	114.8	Cat 324D
PAU-2010-TR-025	440962	6077105	Opened	108	0.50	54	54.0	Cat 324D
PAU-2010-TR-026	440841	6077276	Opened	246	1.00	246	246.0	Cat 324D
PAU-2010-TR-027	440560	6077427	Opened	140	1.00	140	140.0	Cat 324D
PAU-2010-TR-028	440479	6077405	Opened	472	0.75	354	354.0	Cat 324D
PAU-2010-TR-029	440536	6077262	Opened	91	0.15	14	13.7	Cat 324D
PAU-2010-TR-030	440278	6077294	Opened	95	0.75	71	71.3	Cat 324D
PAU-2010-TR-031	440145	6077560	Opened	156	0.90	140	140.4	Cat 324D
PAU-2010-TR-032	446326	6083122	Opened	23	0.50	12	11.5	Heliborne Exc.
PAU-2010-TR-033	446026	6082999	Opened	25	0.30	8	7.5	Heliborne Exc.

TRENCH 2010								
Trench	**Utm E**	**Utm N**	**Status**	**Surface (m²)**	**Depth (m)**	**Volume(m³)**	**Remaining (m³)**	**Machinery**
PAU-2010-TR-034	444931	6083986	Opened	90	1.20	108	108.0	Heliborne Exc.
PAU-2010-TR-035	447253	6080507	Opened	60	0.25	15	15.0	Heliborne Exc.
PAU-2010-TR-036	447600	6080865	Opened	82	0.30	25	24.6	Heliborne Exc.
PAU-2010-TR-037	447764	6081063	Extended	39	0.40	16	-	Heliborne Exc.
PAU-2010-TR-038	447766	6081026	Restored	25	0.50	13	-	Heliborne Exc.
PAU-2010-TR-039	447870	6081129	Extended	60	0.50	30	-	Heliborne Exc.
PAU-2010-TR-066	447750	6081063	Opened	1005	0.30	301.5	301.5	Cat 324D
PAU-2010-TR-067	447729	6081014	Restored up to 60%	286	0.50	143	57.2	Cat 324D
PAU-2010-TR-068	447794	6081093	Opened	239.5	0.40	95.8	95.8	Cat 324D
PAU-2010-TR-069	447716	6081095	Opened	574	0.50	287	287.0	Cat 324D
PAU-2010-TR-070	447830	6080966	Opened	333	0.75	249.75	249.8	Cat 324D
PAU-2010-TR-071	447782	6081003	Opened	303	0.35	106.05	106.1	Cat 324D
PAU-2010-TR-072	447744	6081151	Opened	396	0.75	297	297.0	Cat 324D
PAU-2010-TR-073	447874	6081125	Opened	405	0.60	243	243.0	Cat 324D
PAU-2010-TR-074	447715	6081219	Opened	155	0.30	46.5	46.5	Cat 324D
PAU-2010-TR-075	447645	6080841	Opened	337.5	0.30	101.25	101.3	Cat 324D

Table 2: Trench performed during Summer and Fall 2010 program, Lac Pau Project

12.1 Prospecting

All the significant showings outlined from outcrops or boulders during 2010 summer and fall campaign are shown in figure 79 and 80. The most significant gold values obtained during summer and fall 2010 are reported in table 3.

Beausac-2 Area

During summer 2010, one grab sample yielded gold values on Beausac 2 area. Grab sample 196 868 (PAU-2010-TG-148) located 200 meters west of Beausac-2 returned **3.08 g/t Au**. It is constituted by a tonalitic orthogneiss composed of 40% plagioclase, 30% quartz and 30% biotite that is injected by quartz veins. The mineralization is composed of traces of pyrrhotite that occurs disseminated.

Cu-Hebert Area

In Cu-Hebert area, two grab samples returned gold values. Grab sample 196 456 (PAU-2010-JFB-030) yielded **1.55 g/t Au**, **17.2 g/t Ag** and **0.58% Cu** within a granitic orthogneiss composed of 35% quartz, 35% plagioclase, 15% k-feldspar and 15% biotite. The unit is injected by pegmatite (up to 15%). The mineralization is constituted of 15% pyrite, 1% chalcopyrite and 1% malachite and is occurs locally in centimeter-scale veinlet. The grab sample 196 900 (PAU-2010-TG-282) returned **3.65 g/t Au** from a tonalitic orthogneiss composed of biotite, quartz, plagioclase, k-feldspar and accessory minerals such as chlorite. It is injected by pegmatite and quartz veins (up to 15%). The presence of mineralization is locally observed but on meter-scale. This zone is constituted of 10% pyrrhotite, traces of chalcopyrite and native copper occurring disseminated.

Hope Area

In the Hope area, two grab samples returned gold values. The sample 202 119 (PAU-2010-TR-043) returned a value of **1.29 g/t Au**. It is constituted of a metasomatic unit mainly composed of biotite, quartz and plagioclase. Penetrative bleaching is observed and chloritic alteration (3%) as well. The mineralization is composed of 20% pyrrhotite, 3% pyrite and traces of chalcopyrite that occur as semi massive bands along main foliation. The sample 154 506 (PAU-2010-TG-303) returned values of **2.39 g/t Au** and **34.2 g/t Ag** and is described as a tonalitic orthogneiss injected by 5% pegmatite and by millimeter-scale quartz veins. It is composed of quartz, plagioclase, biotite and k-feldspar. The mineralization is composed of 15% pyrite, rare trace of chalcopyrite and sphalerite.

Approximately 600 meters SW of Hope area, the grab sample 133 406 (PAU-2010-EG-004) yielded **1.52 g/t Au**. It is described as a tonalitic orthogneiss with 5% of pegmatitic injections. The composition is defined as quartz, biotite and k-feldspar. A penetrative potassic alteration, reveals by presence of biotite, is observed. The mineralization is constituted of 2% pyrrhotite, 1% pyrite and traces of chalcopyrite occurring disseminated along main foliation.

Tricorne Area

In Tricorne Area, the grab sample 196 882 (PAU-2010-TG-237) returned **5.12 g/t Au**. This outcrop has been resampled by channel PAU-2010-R-101 (Figure 74). Approximatively 1 kilometer west of Tricorne Area, grab sample 133 125 (PAU-2010-JAL-001) returned a value of **1.52 g/t Au**. This sample is described as a tonalitic orthogneiss with plagioclase phenocrysts. It is composed of quartz, biotite, plagioclase and k-feldspar. The mineralization is constituted of 2% pyrite and 1% pyrrhotite that occurs mostly in millimeter-scale veinlets and locally disseminated in the host rock.

Obiwan Area

In the vicinity of the Obiwan area, two grab samples produced gold values. The grab sample 200 453 (PAU-2010-LG-003) yielded **2.27 g/t Au**. It is described as a sillimanite orthogneiss injected with 5% pegmatitic leucosomes. It is composed of plagioclase, quartz, biotite, cordierite phenocryst and 8% sillimanite. The unit presents strong potassic alteration revealed by the presence of biotite that occurs along main foliation. Isoclinal folding is also observed and pegmatite seems to be injected following axial plan. The mineralization is characterized by 2% pyrrhotite that occurs in irregular blebs. The grab sample 196 888 (PAU-2010-TG-256) returned a value of **1.13 g/t Au**. It is constituted of sillimanite orthogneiss containing quartz, plagioclase, sillimanite and biotite. Veinlet and penetrative silicification (10%) and sericitization (3%) were observed in that rock. The mineralization is composed of disseminated pyrrhotite (2%) and traces of pyrite, chalcopyrite and bornite.

Outcrop	Type	Sample	Utm E	Utm N	Au_ppm	Ag_ppm	Bi_ppm	Cu_ppm	Ni_ppm	S %
PAU2010EG-004	Outcrop	133406	447370	6080615	1.52	1.8	2	482	57	2.2
PAU2010EG-011	Outcrop	133413	447767	6081061	0.575	0.9	1	125	34	1.4
PAU2010JAL-001	Outcrop	133125	443853	6078625	1.465	1.3	1	155	38	0.9
PAU2010JAL-005	Outcrop	133128	444661	6078017	0.801	0.7	9	217	86	1.4
PAU2010JFB-030	Outcrop	196456	447460	6082824	1.55	17.2	954	5780	214	-
PAU2010LG-003	Outcrop	200453	440903	6077247	2.27	1.5	4	311	184	2.5
PAU2010MS-001	Boulder	133287	440181	6077483	0.017	1.8	1	516	1185	3.5
PAU2010TG-059	Outcrop	196608	445425	6078211	2.86	9.1	184	295	63	1.3
PAU2010TG-098	Outcrop	196624	446998	6086171	0.014	0.3	1	2320	3	0.3
PAU2010TG-128	Outcrop	196646	447005	6083779	0.588	0.9	13	254	9	0.4
PAU2010TG-135	Outcrop	196864	446926	6083958	0.739	2.2	4	1375	210	5.3
PAU2010TG-137	Outcrop	196858	446960	6084220	0.978	11.6	3	2150	868	-
PAU2010TG-148	Outcrop	196868	446498	6084539	3.08	1.7	1	621	144	1.6
PAU2010TG-237	Outcrop	196882	444848	6078527	5.12	8	12	3170	323	-
PAU2010TG-256	Outcrop	196888	440120	6077368	1.13	1.2	3	320	191	3.2
PAU2010TG-256	Outcrop	196886	440121	6077370	0.631	0.7	3	217	79	1.4
PAU2010TG-256	Outcrop	196887	440121	6077370	0.512	0.9	3	225	123	2.1
PAU2010TG-282	Outcrop	196900	447495	6082911	3.65	3.4	8	1060	37	1.5
PAU2010TG-303	Outcrop	154506	447613	6080875	2.39	34.2	3	1480	52	3
PAU2010TR-043	Outcrop	202119	447719	6081093	1.285	14.1	1	2410	1020	-

Table 3: Significant results obtained from grab samples during Summer and Fall 2010 Program.

12.2 Trenching and Channelling

An induced polarization (IP) survey was performed during winter 2010 and the results were presented in an interpretation report by Geosig inc, completed by Simon Tshimbalanga, Engineer. The objective of the 2010 trenching campaign was essentially to explain the IP anomalies outlined by the 2010 survey. Trenches locations are presented in figure 65. Each trench results obtained during 2010 are reported in appendix 7. Table 4 presents significant gold values obtained from 2010 channel and trenching program. Trenches that did not return significant results are described in appendix 9. This section describes the trenches that returned significant gold values from channel sampling.

Trench	Channel	From	To	Length	Au g/t
PAU-2010-TR-001	PAU-2010-R-001	15.00	16.00	1.00	0.63
PAU-2010-TR-002	PAU-2010-R-008	10.00	11.00	1.00	0.55
PAU-2010-TR-013	PAU-2010-R-062	4.00	6.00	2.00	1.19
PAU-2010-TR-031	PAU-2010-R-067	23.00	24.00	1.00	0.63
PAU-2010-TR-037	PAU-2010-R-072	3.00	13.00	10.00	2.27
Including		6.00	11.00	5.00	3.91
PAU-2010-TR-066	PAU-2010-R-072	18.00	19.00	1.00	0.84
PAU-2009-TR-019	PAU-2010-R-082	3.00	4.00	1.00	2.03
PAU-2009-TR-019	PAU-2010-R-083	1.00	5.00	4.00	4.47
Including		2.00	3.00	1.00	16.25
PAU-2010-R-086	PAU-2010-R-086	0.00	1.00	1.00	0.88
PAU-2010-R-100	PAU-2010-R-100	4.00	5.00	1.00	0.84
PAU-2010-R-101	PAU-2010-R-101	1.00	2.00	1.00	0.54
PAU-2010-R-102	PAU-2010-R-102	1.00	7.50	6.50	1.00
PAU-2010-R-103	PAU-2010-R-103	9.00	10.00	1.00	0.76
PAU-2010-TR-043	PAU-2010-R-113	1.00	4.00	3.00	0.81
PAU-2010-TR-043	PAU-2010-R-114	2.00	2.70	0.70	0.57
PAU-2010-TR-066	PAU-2010-R-116	1.00	4.00	3.00	13.04
Including		2.00	3.00	1.00	37.40
PAU-2010-TR-047	PAU-2010-R-119	-1.00	1.00	2.00	0.82
PAU-2010-TR-051	PAU-2010-R-124	0.00	4.00	4.00	1.24
Including		3.00	4.00	1.00	3.27
PAU-2010-TR-051	PAU-2010-R-124	11.00	12.00	1.00	0.57
PAU-2010-TR-052	PAU-2010-R-125	3.00	5.00	2.00	1.14
PAU-2010-TR-063	PAU-2010-R-142	0.00	4.00	4.00	0.66
PAU-2010-TR-064	PAU-2010-R-143	0.00	5.50	5.50	1.02
PAU-2010-TR-065	PAU-2010-R-144	2.00	5.80	3.80	1.63
PAU-2010-TR-066	PAU-2010-R-145	No significant value			
PAU-2010-TR-066	PAU-2010-R-146	10.00	12.00	2.00	0.57
PAU-2010-TR-066	PAU-2010-R-150	5.00	8.00	3.00	3.91
Including		7.00	8.00	1.00	11.05
PAU-2010-TR-066	PAU-2010-R-150	11.60	13.00	1.40	0.51
PAU-2010-TR-066	PAU-2010-R-151	6.00	7.00	1.00	1.92
PAU-2010-TR-066	PAU-2010-R-151	12.00	13.00	1.00	0.59
PAU-2010-TR-069	PAU-2010-R-156	4.00	9.50	5.50	0.67
including		7.00	9.50	2.50	0.98
PAU-2010-TR-069	PAU-2010-R-157	2.00	10.00	8.00	0.81
PAU-2010-TR-069	PAU-2010-R-157	14.00	15.00	1.00	1.99
PAU-2010-TR-069	PAU-2010-R-158	8.00	10.00	2.00	0.91
PAU-2010-TR-070	PAU-2010-R-160	3.00	4.00	1.00	0.79
PAU-2010-TR-070	PAU-2010-R-161	1.00	6.00	5.00	1.52

Trench	Channel	From	To	Length	Au g/t
Including		1.00	3.00	2.00	2.85
PAU-2010-TR-070	PAU-2010-R-162	0.00	5.00	5.00	0.83
PAU-2010-TR-070	PAU-2010-R-163	1.00	2.00	1.00	0.84
PAU-2010-TR-070	PAU-2010-R-164	0.00	4.00	4.00	3.06
Including		3.00	4.00	1.00	9.55
PAU-2010-TR-071	PAU-2010-R-165	0.00	5.00	5.00	2.15
including		1.00	3.00	2.00	4.54
PAU-2010-TR-071	PAU-2010-R-166	-2.00	1.00	3.00	0.72
PAU-2010-TR-072	PAU-2010-R-167	1.00	2.00	1.00	2.12
PAU-2010-TR-072	PAU-2010-R-168	8.00	9.00	1.00	0.56
PAU-2010-TR-072	PAU-2010-R-171	1.00	5.00	4.00	2.17
Including		3.00	4.00	1.00	4.38
PAU-2010-TR-074	PAU-2010-R-175	1.00	2.00	1.00	0.69

Table 4: Significant results obtained from channel sampling during Summer and Fall 2010 Program.

PAU-2010-TR-001 (Figure 4)

The trench PAU-2010-TR-01 had for objective to explain the IP anomaly PP-52 (Figure 65). The lithology described is mainly constituted of tonalitic orthogneiss composed of biotite, quartz and plagioclase, injected with pegmatite (migmatite?) of similar composition. Presence of accessory minerals such as chlorite and K feldspar is observed. Mafic centimetric fragments composed of hornblende and biotite are also noticed. Mineralization is constituted of 3% pyrrhotite and pyrite and trace of chalcopyrite that occur disseminated and locally in stringers. Weak penetrative potassic alteration exhibited by the presence of biotite is observed. The mineralization outlined explains the IP anomaly PP-52. Values of **0.63 g/t Au over 1.00 meter** were obtained from channel PAU-2010-R-001.

PAU-2010-TR-002 (Figure 5)

The trench PAU-2010-TR-02 aimed the IP anomaly PP-50. The principal lithology described in this trench is metasediment with biotite, plagioclase and quartz intercalated with pegmatitic injection and locally, a metric-scale biotite schist. The mineralization, composed of 2% pyrite and pyrrhotite, is mostly disseminated in the matrix following the main schistosity. It also occurs locally in millimetric stringers. Traces of chalcopyrite and molybdenite are locally noticed. The current mineralization explains the IP anomaly. Values of **0.55 g/t Au over 1.00 meter** were obtained for the channel PAU-2010-R-008. Channel PAU-2010-R-009 did not returned any significant values. Main foliation was measured at N301/61 on this trench.

PAU-2010-TR-003

Purpose of trench PAU-2010-TR-03 was to explain the IP anomaly PP-37. The anomaly hasn't been explained due to the absence of mineralization. Trench has been refilled immediately and no sample was collected.

PAU-2010-TR-004

The trench PAU-2010-TR-04 had for objective to explain the anomaly PP-32. The host rock wasn't mineralized and consequently the occurrence of the anomaly hasn't been explained.

PAU-2010-TR-005 (Figure 6)
The trench PAU-2010-TR-05 had for objective to test the IP anomaly PP-41. The lithology observed is homogeneous and is constituted of tonalitic orthogneiss mainly composed of biotite, plagioclase, quartz and accessory minerals such as chlorite and epidote. The main lithology is injected of pegmatite (5%) and presents chloritization. Locally, mafic millimetric-scale angular fragments composed of hornblende and biotite are observed. The sulfides observed are constituted of 3% pyrite and pyrrhotite and traces of molybdenite and occur disseminated. That explains the IP anomaly. Unfortunately channel PAU-2010-R-005 did not return any significant values. Main foliation was reported at N230/56.

PAU-2010-TR-006 (Figure 7)
The objective of trench PAU-2010-TR-06 was to explain de IP anomaly PP-42. The lithology observed is similar to the unit observed in the trench PAU-2010-TR-05. Quantity of sulfides is more important and chalcopyrite and molybdenite are also observed locally. The IP anomaly is caused by that mineralization. No significant gold values were obtained from channel PAU-2010-R-004.

PAU-2010-TR-007 (Figure 8)
The objective of trench PAU-2010-TR-07 was to explain the IP anomaly PP-47. The lithology observed in that trench is homogeneous and is constituted of tonalitic orthogneiss injected with 5 % of pegmatite presenting similar composition. Mafic centimeter-scale fragments composed of hornblende and biotite are also present. The mineralization is constituted of 2% pyrrhotite and pyrite disseminated. Traces of arsenopyrite and molybdenite are also observed. The IP anomaly is explained by the presence of those sulfides. Channel PAU-2010-R-006 did not return any significant values. Main foliation was reported at N168/64.

PAU-2010-TR-008 (Figure 9)
The trench PAU-2010-TR-08 had for objective to extend a gossan found during the exploration stage. There are two main lithologies exposed in this trench: porphyric tonalite constituted of plagioclase, quartz, K-feldspar, biotite and amphibole and tonalitic orthogneiss containing biotite, quartz, plagioclase and accessory minerals like hornblende, K-feldspar and chlorite. Magnetite (2%) and disseminated pyrrhotite (1%) are noticed in the porphyric tonalite. Main foliation was measured at N180/80. No significant gold values were obtained from PAU-2010-R-007. The trench has been completely restored and reforested with black spruce.

PAU-2010-TR-009 (Figure 10)
The trench PAU-2010-TR-09 had for objective to explain the IP anomaly PP-57. The main unit is a tonalitic orthogneiss constituted of quartz, biotite, plagioclase and locally chlorite. Presence of accessory minerals such as epidote and K feldspar is noticed. Mafic fragments composed of hornblende and biotite were encountered. Facies of proto-mylonitic tonalite is observed.. In contact with the proto-mylonitic facies, a metric injection of porphyric tonalite is present. The mineralization is hosted in the proto-mylonitic and gneissic facies and is constituted of 3% pyrite and pyrrhotite disseminated along the main schistosity oriented N236/65. IP anomaly is explained by the mineralization. No significant gold values were obtained from the channel PAU-2010-R-010. The trench has been completely restored and reforested with black spruce.

PAU-2010-TR-010 (Figure 11)

The trench PAU-2010-TR-010 was realized to explain the IP anomaly PP-98. Due to important quantity of water in the soil, it was impossible to work in the trench. A grab sample was collected and the trench has immediately been buried. Tonalitic gneiss constituted of plagioclase, quartz and biotite was described with a chloritic alteration. The mineralization was composed of 4% pyrrhotite that occurs disseminated. The IP anomaly is explained but no significant gold value was obtained.

PAU-2010-TR-011 (Figure 11)

Since the trench PAU-2010-TR-010 could not be realized properly, the trench PAU-2010-TR-011 was performed to try to explain the IP anomaly PP-98. The lithology exposed is a tonalitic orthogneiss constituted of plagioclase, biotite, quartz and porphyroblastic hornblende altered with chlorite. Mafic fragments are locally encountered and traces of epidote are associated with mineralization. The sulfides represents about 4% of the rock and are constituted of pyrite, pyrrhotite and traces of molybdenite that occur disseminated and locally in stringer along schistosity plan. Consequently, the IP anomaly was explained but no significant gold values were obtained from channels PAU-2010-R-011 and PAU-2010-R-060. Main foliation was measured at N206/70.

PAU-2010-TR-012 (Figure 12)

The trench PAU-2010-TR-012 had for objective to explain the IP anomaly PP-100. The lithology encountered in this trench is essentially the same than the one observed in PAU-2010-TR-011. Orientations of schistosity in those trenches suggest that the IP anomalies PP-98, PP-100 and PP-101 may constitute the same conductor. The host rock, the common tonalitic orthogneiss, has been subjected to alteration which is defined by the presence of epidote and chlorite. The mineralization is constituted of 4% pyrrhotite and pyrite, trace of chalcopyrite and molybdenum that occur disseminated. The IP anomaly PP-100 is confirmed by the mineralization in this trench, but no significant gold values were obtained from channels PAU-2010-R-12 to PAU-2010-R-15 and PAU-2010-R-061. The trench has been totally buried.

PAU-2010-TR-013 (Figure13)

The trench PAU-2010-TR-013 had for objective to explain presence of the IP anomaly PP-102. The main lithology in that trench is the same as in the trench PAU-2010-TR-012. However, a proto-mylonitic facies of metric-scale was observed. Epidote and chlorite alteration noticed in the previous trench is present again. The mineralization is constituted of 3-5% of pyrite, pyrrhotite and traces of chalcopyrite and molybdenite that occur disseminated and also in irregular blebs associated with injections. The IP anomaly is explained by mineralization. Channel PAU-2010-R-062 returned values of **1.19 g/t Au over 2.00 meters**. No significant gold values were obtained from other channels PAU-2010-R-16 to PAU-2010-R-21 and from channel PAU-2010-R-63. Main foliation was measured at N210/48 on this trench.



Picture 1 : Sample 196910 collected from trench PAU-2010-TR-013 containing veinlets of pyrrhotite associated with quartz & feldspar leucosome and chlorite alteration.

PAU-2010-TR-014 (Figure 14)

The trench PAU-2010-TR-014 had for objective to test the IP anomaly PP-59. The trench is characterized by the presence of tonalitc orthoneiss and also a porphyritic tonalite over a few meters. Both facies present the same composition of plagioclase, quartz and biotite. Presence of accessory minerals such as chlorite, and epidote, sometimes associated with mineralization, is noticed. Mafic centimeter-scale fragments composed of biotite and hornblende are locally observed and represent less than 2% of the rock. Mineralization is constituted of 3% pyrite and pyrrhotite that appear disseminated and locally in millimeter-scale stringers. That mineralization explains the presence of the IP anomaly PP-59. No significant gold values were obtained from channels PAU-2010-R-22 to PAU-2010-R-27. Structural measurements indicate that the main foliation is oriented N245/35.

PAU-2010-TR-015 (Figure 15)

The trench PAU-2010-TR-015 was performed to explain the presence of the IP anomaly PP-59. It is constituted of tonalitic orthogneiss in contact with biotite schist strongly foliated that presents crenulation cleavage (N220/60) locally. Mafic fragments elongated along foliation (N230/35 to N260/25) are present in the gneissic unity. The orthogneiss is constituted of plagioclase, biotite, quartz, amphibole and locally. Stretching lineation was measured at N350/60 on the trench. The mineralization observed is constituted of 2% pyrrhotite and pyrite that occur disseminated and locally in stringers. The IP anomaly is explained by the presence of sulphides. No significant gold values were obtained from channels PAU-2010-R-28 to PAU-2010-R-33.

PAU-2010-TR-016 (Figure 16)

The trench PAU-2010-TR-016 had for objective to explain the IP anomaly PP-42. The lithology encountered is the tonalitic orthogneiss with mafic fragments (5%) and injected of pegmatite and quartz-plagioclase veins. The unity is composed of plagioclase, quartz and biotite and altered in K-feldspar (5%) and chlorite (1%). The mineralization is constituted of pyrrhotite and pyrite disseminated in the schistosity (N225/45). Locally, protomylonitic texture is observed. The presence of sulfides explains the IP anomaly but no significant values were obtained from channel PAU-2010-R-034.

PAU-2010-TR-017

The objective of trench PAU-2010-TR-017 was to explain the IP anomaly PP-57. The host rock was not mineralized therefore the trench has been restored and reforested with black spruce. No samples have been grabbed and the anomaly is still not explained.

PAU-2010-TR-018

The trench PAU-2010-TR-018 had for goal to test the IP anomaly PP-52. The lithology encountered did not contain any mineralization, and consequently the trench was buried. The IP anomaly PP-52 is not currently explained.

PAU-2010-TR-019

The trench PAU-2010-TR-019 had for objective to explain the IP anomaly PP-21. The lithology encountered was not mineralized and so the trench was restored. The IP anomaly PP-21 is not explained.

PAU-2010-TR-020

The objective of trench PAU-2010-TR-020 was to explain the presence of IP anomaly PP-40. Due to important thickness of overburden, it was impossible to reach the bedrock and consequently to explain the IP anomaly.

PAU-2010-TR-021

The purpose of trench PAU-2010-TR-021 was to explain the presence of the IP anomaly PP-40. Due to the importance of overburden, it was impossible to reach the bedrock. The anomaly IP remains therefore unexplained.

PAU-2010-TR-022

The objective of trench PAU-2010-TR-022 was to explain the IP anomaly PP-40. As for the previous trenches, the bedrock was not reached due to important overburden cover. The anomaly PP-40 is not explained.

PAU-2010-TR-023 (Figure 17)

The trench PAU-2010-TR-023 had for objective to explain the IP anomaly PP-13. Metasediment composed of quartz, biotite, plagioclase, sillimanite and porphyroblastic garnet injected by pegmatite was encountered. Presence of accessory minerals such as chlorite and amphibole is noticed. The mineralization is constituted of 1% pyrrhotite in irregular blebs. It explains IP anomaly PP-13 but no gold values were obtained from channels PAU-2010-R-35 and PAU-2010-R-36. Main foliation was measured at N232/70 on this trench.

PAU-2010-TR-024 (Figure 18)

Purpose of trench PAU-2010-TR-024 was to explain the IP anomaly PP-12. The lithology encountered is tonalitic orthogneiss composed of plagioclase, biotite, quartz, and cordierite with folded bands of biotite schist. Chloritization and sericitization were observed in that rock. The mineralization noticed is constituted of 2% pyrrhotite and traces of pyrite and molybdenite that occur disseminated. Main foliation is oriented at N278/72. The IP anomaly PP-12 has been explained but no gold values were obtained from channels PAU-2010-R-037 to PAU-2010-R-40.

PAU-2010-TR-025 (Figure 19)

The trench PAU-2010-TR-025 had for objective to explain the IP anomaly PP-12. The main lithology observed is tonalitic orthogneiss affected by the main schistosity oriented N220/75. The mineralization is constituted of 2% pyrrhotite and traces of pyrite and molybdenite that occur disseminated. It explains the anomaly PP-12 and no values were returned from channels PAU-2010-R-046 and PAU-2010-R-047.

PAU-2010-TR-026 (Figure 20)

Objective of trench PAU-2010-TR-026 was to explain the IP anomaly PP-11. The lithologies encountered are sillimanite gneiss with tonalitic composition in contact with metasediment. The tonalitic gneiss is composed of plagioclase, biotite, quartz and sillimanite (3%). Presence of accessory minerals such as cordierite, sericite and chlorite in alteration were noticed. The sulphides are constituted of 1% pyrite and pyrrhotite and traces of chalcopyrite. The metasediment is composed of biotite, quartz, and plagioclase. That unit contains alteration minerals such as chlorite (5%) and biotite (10%). The mineralization in the metasediment is constituted of 1% pyrrhotite disseminated and of 2% pyrite and pyrrhotite and traces of chalcopyrite in the sillimanite orthogneiss. It explains the IP anomaly but channels PAU-2010-R-045 to PAU-2010-R-053 did not return any gold values. Main schistosity is oriented N213/75 on this trench.

PAU-2010-TR-027 (Figure 21)

The trench PAU-2010-TR-027 had for objective to explain the IP anomaly PP-9. It is constituted of tonalitic orthogneiss containing quartz, plagioclase, biotite, hornblende and cordierite (5-10%). Sericitization (2%) and silicification (5%) are present in the host rock. The main foliation is oriented at N234/49. The sulfides are composed of 1% pyrite that appears disseminated. That mineralization explains the presence of the IP anomaly. No gold values were obtained from channel PAU-2010-R-59.

PAU-2010-TR-028 (Figure 22)

The trench PAU-2010-TR-028 had for objective to explain the IP anomaly PP-9. The lithology encountered is a tonalitic orthogneiss composed of quartz, plagioclase, biotite and sillimanite. The rock has been subjected to potassic alteration, exhibited by presence of biotite, chloritization (2%) and sericitization (2%). Mineralization is constituted of 2% pyrite and pyrrhotite that occurs disseminated along main foliation oriented N220/50. Presence of those sulfides explains the IP anomaly. However no significant gold values were obtained from channel PAU-2010-R-058.

PAU-2010-TR-029 (Figure 23)

The trench PAU-2010-TR-028 has been realized to extend a gossan found during the exploration phase. It is constituted of sillimanite orthogneiss of tonalitic composition. The rock is composed of plagioclase, quartz, biotite, sillimanite and sericite (3%) in alteration. Anastomosed biotite and sillimanite crystals along main foliation (NN285/29) are observed. Mineralization is constituted of 3% pyrrhotite and traces of pyrite. No significant gold values were obtained from channels PAU-2010-R-54 to PAU-2010-R-056.

PAU-2010-TR-030 (Figure 24)

The objective of trench PAU-2010-TR-030 was to explain the IP anomaly PP-8. The trench is constituted of sillimanite orthogneiss injected by pegmatite and also a metric zone of metasomatic rock. The sillimanite orthogneiss unit is composed of plagioclase, quartz, biotite, cordierite and sillimanite. The mineralization is constituted of 2% pyrrhotite that occurs disseminated along main foliation (N255/80). It explains the presence of an IP anomaly. Channel PAU-2010-R-68 did not returned gold values

PAU-2010-TR-031 (Figure 25)

The trench PAU-2010-TR-31 had for objective to explain the IP anomaly PP-7. The trench is constituted of tonalitic orthogneiss that locally presents protomylonitic texture, intercalated with metre-scale metasomatic rock. The tonalitic orthogneiss is in contact with metasediment. An amphibolitic unit in the north part of the trench (Figure 25) was also encountered. Mineralization is mostly constituted of 2% pyrrhotite and traces of molybdenite hosted in the metasomatic unit. Values of **0.63 g/t Au over 1.00 meter** were obtained from channel PAU-2010-R-067. Structural measurements indicate that the main foliation is oriented N300/75.

PAU-2010-TR-032 (Figure 26)

Purpose of the trench PAU-2010-TR-032 was to explain the IP anomaly PP-102. The lithology observed was a porphyric tonalite composed of plagioclase, quartz, biotite, chlorite and amphibole injected of quartz veins. Chlorite alteration is observed in the veins but is also locally more penetrative. The mineralization is constituted of 2-5% pyrrhotite occurring disseminated in the matrix. It explains the presence of IP anomaly but no significant results were obtained from channel PAU-2010-R-064 in that trench. Main foliation was measured at NN295/90 on this trench.

PAU-2010-TR-033 (Figure 27)

The trench PAU-2010-TR-033 had for objective to explain the anomaly PP-99 which is probably the extension of IP anomaly PP-102 (Figure 65). The lithology observed is the same porphyric tonalite as observed in trench PAU-2010-TR-032. The alterations are 5% chloritization in the quartz veins and 2% epidotization locally. The mineralization represents 2% of the rock and is composed of disseminated pyrrhotite. Presence of the anomaly PP-99 is explained but no gold values were obtained from channel PAU-2010-R-65.

PAU-2010-TR-034 (Figure 28)

The trench PAU-2010-TR-034 has been performed over the IP anomaly PP-103. It is constituted of tonalitic orthogneiss oriented N300/70 composed of plagioclase, quartz and biotite. Chloritic (5-15%) alteration is associated with quartz veins and epidotization (1%) related to fractures in the rocks were noticed. Mafic fragments with hornblende and biotite, are also locally observed. The mineralization is constituted of disseminated pyrrhotite (5%). It explains the presence of IP anomaly PP-103 even if no significant values were obtained from channel PAU-2010-R-66.

PAU-2010-TR-035 (Figure 29)

The trench PAU-2010-TR-035 aimed the IP anomaly PP-88. The lithology described is tonalitic orthogneiss composed of plagioclase, quartz, biotite and hornblende. Alteration minerals such as K-feldspar (7%) and chlorite are presents. Centimeter-scale mafic fragments are also noticed in the tonalite. Pyrrhotite mineralization is present in traces locally but it is not considered to explain the IP anomaly. The channel PAU-2010-R-071 did not return any significant values. Main foliation was reported at N315/50 on this trench.

PAU-2010-TR-036 (Figure 30)

The trench PAU-2010-TR-36 was realized to explain the IP anomaly PP-99. It is constituted of tonalitic orthogneiss composed of plagioclase, quartz, biotite and amphibole. Alteration minerals such as K-feldspar (5-10%) and chlorite (tr-5%) are noticed. The principal unit is injected of quartz-plagioclase centimetric veins. The sulphides are composed of 3% pyrite and pyrrhotite disseminated. It explains the presence of an IP anomaly but no significant results were obtained from channels PAU-2010-R-69 and PAU-2010-R-70.

PAU-2010-TR-037 (Figure 44)

The trench PAU-2010-TR-037 was performed to explain a Beep Mat conductor found during exploration phase. It was performed over the Hope showing, previously discovered during the summer. Channel PAU-2010-R-072 returned values of **2.27 g/t Au over 10.00 meters** including **3.91 g/t Au over 5.00 meters** and **12.90 g/t Au over 1 meter**. This trench was extended during the fall campaign and is now included (and described) in trench PAU-2010-TR-066 (see description below). All the descriptions relative to this trench are presented in trench PAU-2010-TR-066.

PAU-2010-TR-038 (Figure 31)

The trench PAU-2010-TR-038 had for objective to explain the IP anomaly PP-92. It is constituted of tonalitic orthogneiss composed of plagioclase, quartz, biotite and hornblende injected of 5% pegmatite. Main foliation is oriented N205/65. One meter band of metasomatic unit containing epidote and chlorite was observed within that trench that hosts mineralization (6% pyrite and pyrrhotite). However, no significant values were obtained from channel PAU-2010-R-079. The trench was completely restored.

PAU-2010-TR-039 (Figure 51)

The trench PAU-2010-TR-039 has been realized to test the IP anomaly PP-93. It is constituted of tonalitic orthogneiss with plagioclase, biotite, quartz, sillimanite and cordierite. The rock is injected by 5% of pegmatite with similar composition (leucosome). The mineralization is constituted of 3% pyrite and pyrrhotite that occur disseminated along main schistosity (N315/45). No significant values were obtained from channels PAU-2010-R-080 and PAU-2010-R-081. The trench has been extended during the fall campaign but no supplementary channels were done.

PAU-2010-TR-040 (Figure 44)
The trench PAU-2010-TR-040 was realized with hand shovel to explain a conductor found with Beep Mat BM4+. It has been extended during fall campaign and is now included in trench PAU-2010-TR-066.

PAU-2010-TR-041 (Figure 44)
The trench PAU-2010-TR-041 was dug using hand shovel to explain a conductor found with Beep Mat BM4+. It has been extended during fall campaign and is now included in trench PAU-2010-TR-066.

PAU-2010-TR-042 (Figure 47)
The trench PAU-2010-TR-042 had for objective to explain a conductor found with Beep Mat BM4+. It was extended during fall campaign and is now included in trench PAU-2010-TR-069.

PAU-2010-TR-043 (Figure 47)
The trench PAU-2010-TR-043 had for objective to explain a conductor found with Beep Mat BM4+ in the Hope showing area. Values of **0.81 g/t Au over 3.00 meters** and of **0.57 g/t Au over 0.70 meter** were respectively obtained from channel PAU-2010-R-113 and PAU-2010-R-114. Descriptions of that trench are included in trench PAU-2010-TR-069 description since trench PAU-2010-TR-043 was extended during fall campaign and included in trench PAU-2010-TR-069 perimeter.

PAU-2010-TR-044 (Figure 44)
The trench PAU-2010-TR-44 has been realized using hand shovel to explain a conductor found with Beep Mat BM4+. It was extended during fall campaign and is now included in trench PAU-2010-TR-066.

PAU-2010-TR-045 (Figure 44)
The trench PAU-2010-TR-045 has been dug using hand shovel to explain a conductor found with Beep Mat BM4+. It was extended during fall campaign and is now included in trench PAU-2010-TR-066.

PAU-2010-TR-046 (Figure 51)
The trench PAU-2010-TR-046 had for objective to explain a Beep Mat conductor. It is constituted of tonalitic orthogneiss with plagioclase, quartz, biotite, porphyroblastic garnet, cordierite and sillimanite. There's also a centimetric alteration band composed of biotite (20%), silica (20%) and sulphides constituted of 7% pyrite and pyrrhotite disseminated. The mineralization in tonalitic orthogneiss is constituted of 2% pyrite and pyrrhotite. The mineralized alteration zone explains the presence of Beep Mat conductor but it is very local and no significant values were obtained from channel PAU-2010-R-118. Structural measurements returned orientation of N200/70 for the main foliation.

PAU-2010-TR-047 (Figure 47)
The trench PAU-2010-TR-047 was realized to explain a Beep Mat conductor outlined by prospecting. It has been extended during fall campaign and is now included in trench PAU-2010-TR-069. Channel PAU-2010-R-119 was also extended during fall and returned values of **0.82 g/t Au over 2.00 meters**. Descriptions are included in trench PAU-2010-069 descriptions below.

PAU-2010-TR-048 (Figure 32)

The trench PAU-2010-TR-048 was realized using hand shovel to explain a Beep Mat conductor. It is constituted of tonalitic orthogneiss with plagioclase, biotite, quartz, garnet and chlorite. Anastomosed textures are observed and recrystallization textures are noticed. Main foliation is oriented N265/51. The mineralization is constituted of 7% pyrrhotite, pyrite and traces of chalcopyrite. It explains the presence of Beep Mat conductor but no gold values were obtained from PAU-2010-R-120.

PAU-2010-TR-049 (Figure 53)

The trench PAU-2010-TR-049 had for objective to explain a conductor found with Beep Mat BM4+. It has been extended during fall campaign so it is now included in PAU-2010-TR-075.

PAU-2010-TR-050 (Figure 53)

The trench PAU-2010-TR-050 has been done with hand shovel to explicate a Beep Mat conductor. It has been extended during fall campaign and included in trench PAU-2010-TR-075.

PAU-2010-TR-051 (Figure 48)

The trench PAU-2010-TR-051 had for objective to explain a Beep Mat conductor. It has been extended during fall campaign and is now included in trench PAU-2010-TR-070. Values of **1.24 g/t Au over 4.00 meters** including **3.27 g/t Au over 1 meter** were obtained from channel PAU-2010-R-124 prior to the extension of trench PAU-2010-TR-051 and its inclusion in trench PAU-2010-TR-070.

PAU-2010-TR-052 (Figure 33)

The trench PAU-2010-TR-052 has been done to explain the presence of Beep Mat conductor. It is composed of tonalitic orthogneiss containing quartz, plagioclase and biotite. Presence of accessory minerals such as porphyroblastic garnet, cordierite and chlorite is noticed. A centimetric band of silicified rock (20%) is present and contains mineralization constituted of 10 % pyrite, pyrrhotite and traces of chalcopyrite. Sulphides occur in stringers oriented along main schistosity measured at N220/069. Channel PAU-2010-R-125 returned values of **1.14 g/t Au over 2.00 meters.** This showing presents a similar alteration than the one observed on Hope showing and could represent its extension. This trench was not excavated mechanically due to his proximity with the lake.

PAU-2010-TR-053 (Figure 34)

The trench PAU-2010-TR-053 was realized with hand shovel to explain a Beep Mat conductor that also corresponds to the IP anomaly PP-4. The outcrop exposed sillimanite gneiss containing plagioclase, quartz, sillimanite and biotite. Presence of accessory minerals such as phlogopite and sericite is noticed and probably represents alteration. Centimetric semi-massive sulphides composed of 30% pyrite and pyrrhotite are present. It explains the presence of Beep Mat conductor. Channel PAU-2010-R-127 performed over that trench did not return any significant values. On this trench, two foliations were measured: One at N260/45 that seems to follow the magnetic grain and another at N135/35 that could represent the regional foliation.

PAU-2010-TR-054 (Figure 34)

The trench PAU-2010-TR-054 had for objective to explain the presence of Beep Mat conductor outlined by prospecting. The rock described sillimanite-rich gneiss that contains quartz, plagioclase, biotite and sillimanite. Main foliation is reported at N215/60. Accessory minerals such as fuchsite (3%)

and phlogopite (2%) were also observed. The principal unit is injected by pegmatite (leucosome) composed of quartz, plagioclase, K-feldspar and chlorite. The mineralization is constituted of 4% pyrrhotite, pyrite and traces of molybdenite disseminated. No significant values were obtained from channels PAU-2010-R-128 and PAU-2010-R-130.

PAU-2010-TR-055 (Figure 35)
The trench PAU-2010-TR-055 was realized to explain a Beep Mat conductor. It encountered the same unit than in trench PAU-2010-TR-054. Centimetric semi-massive sulfides veins composed of 30% pyrrhotite and pyrite were observed in the trench. The channel PAU-2010-R-103 did not return significant gold values. Main foliation was measured at N315/60 on the outcrop.

PAU-2010-TR-056 (Figure 35)
The trench PAU-2010-TR-056 had for objective to explain the presence of Beep Mat conductor. The unit encountered sillimanite gneiss composed of plagioclase, biotite, quartz, sillimanite and accessory minerals such as fuchsite and phlogopite. The mineralization is composed of 2% pyrite and pyrrhotite that occur disseminated. No significant gold values were obtained from channel PAU-2010-R-131. Main schistosity was measured at N115/62 on this trench.

PAU-2010-TR-057 (Figure 34)
The trench PAU-2010-TR-057 was performed using hand shovel to explain a Beep Mat conductor. It is constituted of sillimanite gneiss with plagioclase, quartz, sillimanite and biotite. Presence of accessory minerals such as fuchsite, sericite and chlorite was noticed. The mineralization is constituted of 4% pyrrhotite and pyrite that appear disseminated and locally in stringer along main schistosity. The channel PAU-2010-R-134 did not yield any significant values.

PAU-2010-TR-058 (Figure 36)
A conductor found with Beep Mat motivated the realization of trench PAU-2010-TR-058. The lithology encountered is reported at N266/62 and is the same as the lithology obtained in trench PAU-2010-TR-057. No significant values were obtained from channel PAU-2010-R-135.

PAU-2010-TR-059 (Figure 37)
The trench PAU-2010-TR-059 had for objective to explain the presence of Beep Mat conductor. It is constituted of sillimanite gneiss with of plagioclase, quartz, biotite, sillimanite and accessory minerals such as phlogopite and chlorite. The mineralization is composed of 3% pyrite and pyrrhotite that appear disseminated and in stringer. Presence of local centimeter-scale semi-massive sulphides veinlets composed of 20% pyrrhotite, pyrite and traces of molybdenite was also observed. No significant values were obtained from channels PAU-2010-R-136 and PAU-2010-R-137. Measurement of main foliation at N270/70 was reported from trench PAU-2010-TR-059.

PAU-2010-TR-060 (Figure 38)
The trench PAU-2010-TR-060 had for objective to explain the presence of Beep Mat conductor outlined during prospecting. The lithology encountered is a sillimanite gneiss oriented N105/78. It contains mineralization constituted of 2% pyrite and pyrrhotite occurring disseminated and locally in stringer. No significant values were obtained from channel PAU-2010-R-138.

PAU-2010-TR-061 (Figure 39)

The trench PAU-2010-TR-061 was realized to test a Beep Mat conductor outlined by prospecting. The lithology encountered is sillimanite gneiss composed of plagioclase, quartz, sillimanite, biotite, phlogopite and chlorite. The mineralization present occurs in centimeter-scale semi-massive sulfides composed of 15% pyrrhotite, pyrite and traces of chalcopyrite locally. Main foliated was reported at N158/58. No gold values were obtained from channel PAU-2010-R-139 and PAU-2010-R-140 in that trench.

PAU-2010-TR-062 (Figure 40)

This trench was dug because of a Beep Mat anomaly. It is constituted of tonalitic orthogneiss with quartz, biotite and plagioclase. Decametric bands of biotite schist are present in the host rock. Schistosity was measured at N030/62 in that unit. The mineralization appears disseminated and is constituted of 2% pyrrhotite and pyrite. The channel PAU-2010-R-141 did not return any significant values.

PAU-2010-TR-063 (Figure 41)

The trench PAU-2010-TR-063 was performed during fall campaign to explain IP anomaly PP-39 and to extend the mineralization of the Jedi extension showing. It also tested the southwest extension of an intersection obtained from drillhole PAU-10-028, located 600 meters to the northeast, that returned values 0.48 g/t Au over 45.80 meters. The trench is constituted of proto-mylonitic orthogneiss of tonalitic composition that seems to host the mineralization. The host rock is composed of quartz, plagioclase, biotite, garnet and chlorite. The mineralization is located in the north end of the trench (Figure 41) and is composed of 5% pyrite and pyrrhotite that occur disseminated along main foliation. It explains the presence of the IP anomaly. The channel PAU-2010-R-142 returned values of **0.66 g/t Au over 4.00 meters** and remains open toward the North. Main schistosity is oriented N215 and the dipping vary from 45° to 63° toward the northwest.

PAU-2010-TR-064 (Figure 42)

The trench PAU-2010-TR-064 had also for objective to explain the IP anomaly PP-39 and to extend the Jedi extension mineralization. It exposed a mylonitic tonalitic gneiss oriented N225 to N245 and dipping from 45° to 63° toward northeast. This unit hosts mineralization composed of 2% pyrite-pyrrhotite and traces of chalcopyrite and arsenopyrite. The channel PAU-2010-R-143 returned values of **0.93 g/t Au over 7.50 meters** that included **1.02 g/t Au over 5.50 meters** and is open toward the northwest.

PAU-2010-TR-065 (Figure 43)

The trench PAU-2010-TR-065 was dug to extend a gossan located into the lateral continuity of the Jedi Extension showing that is also located near the IP anomaly PP-39. It exposed a tonalitic orthogneiss containing quartz, plagioclase, biotite, garnet and chlorite. The mineralization is hosted within the tonalite and is constituted of 2% pyrite that occurs disseminated and in stringers along schistosity plan. The channel PAU-2010-R-144 returned values of **1.63 g/t Au over 3.80 meters** and could also be open toward the northwest since only one sample closes the interval to the northwest. Main foliation was measured at N230/53.

PAU-2010-TR-066 (Figure 44)

The trench PAU-2010-TR-066 had for objective to enlarge trenches that have returned interesting gold values over the Hope showing. It includes trench PAU-2010-TR-037. The trench PAU-2010-TR-066 exposed a folded metasomatic mineralized tonalite bordered by pegmatite veins (leucosome) and hosted within tonalitic intrusive that presents gneissic, proto-mylonitic and porphyric (picture 3) textures (Figure 44). In the metasomatic zone, garnet (up to 15%) and chlorite (7%) constituted the alteration associated with gold values (picture 2). Presence of elongated mafic fragments principally composed of amphibole is observed within tonalite. The mineralization, principally concentrated in the metasomatic zone, is constituted of disseminated pyrrhotite (5% -15%) and pyrite (3-10%). Pyrrhotite and pyrite amount may vary and can reach 25-30% locally which also coincides with the highest gold values obtained. Values of **13,04 g/t Au over 3,00 meters** including **37.40 g/t Au over 1.00 meter** from channel PAU-2010-R-116, of **2,27 g/t Au over 10,0 meters** from channel PAU-2010-R-072 including **3.91 g/t Au over 5.00 meters**, and of **3.91 g/t Au over 3,00 meters** including **11.05 g/t Au over 1.00 meter** from channel PAU-2010-R-150 were obtained from trench PAU-2010-TR-066 .The metasomatic zone forms a open fold which fold axis seems oriented along main foliation(Sp) oriented from N210/60 to N235/40. The south-east flank of the metasomatic zone is oriented N015/43 *(or N185/50 ??)* and the hinge was measured at N320/99. Transposition of mineralization from the metasomatic zone along the main foliation was also observed on that trench.



Picture 2: Garnet and chlorite alteration from channel PAU-2010-R-072 (Sample 202057) in trench PAU-2010-TR-066.



Picture 3: Presence of porphyritic tonalite facies within trench PAU-2010-TR-066.

PAU-2010-TR-067 (Figure 45)
The trench PAU-2010-TR-067 had for objective to extend laterally the Hope showing toward south-west. Tonalitic orthogneiss composed of quartz, plagioclase and biotite was encountered. Presence of alteration minerals such as chlorite (5%) was noticed. Narrow mineralized zones composed of 2% pyrite, pyrrhotite and traces of molybdenum locally were observed in that trench. However, no gold values were obtained from 6 channel samples collected in that trench. Main foliation measured on this trench is oriented N220/47.The trench was restored up to 60%.

PAU-2010-TR-068 (Figure 46)
The trench PAU-2010-TR-068 was realized to extend Hope showing toward North-East before realizing the Hope mineralization was oriented North-West. It is composed of tonalitic orthogneiss with plagioclase, quartz, biotite and amphibole. No alteration was outlined in that trench. Disseminated pyrrhotite (1%) was locally noticed on that trench. No sample has been taken.

PAU-2010-TR-069 (Figure 47)
The purpose of trench PAU-2010-TR-069 was to extend Hope showing toward north-west. It encountered metasomatic unit hosted within a tonalitic orthogneiss injected by pegmatite (Figure 47). Chlorite alteration (5%) is associated with the metasomatic zone oriented N190/56 and contains 7% disseminated pyrrhotite and pyrite. Main foliation on this trench is oriented N245/45 and affects the metasomatic zone orientation. It is possible that the mineralized zone of this trench occur on a limb of a fold affected by main foliation. Values of **0.81g/t Au over 3.00 meters** from channel PAU-2010-R-113, **0.91 g/t Au over 2.00 meters** from PAU-2010-R-158 , **1.99 g/t Au over 1.00 meter** from

channel, **0.81 g/t Au over 8.00 meters** and **1.99 g/t Au over 1.00 meter** from channel PAU-2010-R-157 and **0.67 g/t Au over 5.50 meters** from channel PAU-2010-R-156 were obtained from trench PAU-2010-TR-069. Notice that no garnet was observed within the Hope mineralization from the trench PAU-2010-TR-069.

PAU-2010-TR-070 (Figure 48)

The trench PAU-2010-TR-070 aimed the extension of trench PAU-2010-TR-051 realized during summer campaign which returned values of **1.24 g/t Au over 4.00 meters** from channel PAU-2010-R-124. Three facies of tonalitic orthogneiss were observed on that trench: sillimanite orthogneiss, metasomatic unit and metasomatic unit containing chlorite-garnet and cordierite alterations (figure 48). The mineralization seems to be concentrated in the metasomatic facies and is composed of 5% pyrite and pyrrhotite that occur disseminated and in stringer along main schistosity. The channel samples collected returned values of **1.52 g/t Au over 5.00 meters** from channel PAU-2010-R-161, **0.83 g/t Au over 5.00 meters** from channel PAU-2010-R-162, and **3.06 g/t Au over 4.00 meters** including **9.55 g/t Au over 1.00 meter** from channel PAU-2010-R-164. The gold-bearing zone is still open toward South-East. Gold values seem to occur at the interface between the chlorite-garnet alteration zone and the sulphide-rich metasomatic zone. Notice the presence of pegmatite in contact with the garnet-chlorite metasomatic zone. Two shear zones were reported at N236/60 and show dextral movement(see picture 4). Main foliation (Sp) was measured at N165/65 and affected S0 oriented N287/62.



Picture 4: Trench PAU-2010-TR-070 exposing metasomatic mineralized zone (Hope zone) affected by shearing with a dextral movement.

PAU-2010-TR-071 (Figure 49)

The trench PAU-2010-TR-071 exposed a tonalitic orthogneiss that presents a main foliation at N210/65. A band of metasomatic rocks seems to crosscut the tonalite ??? oriented at N165/60 (Figure 49). Cordierite porphyroblasts and chlorite are present within that zone and interpreted as magnesium-rich alteration. Centimetric garnet porphyroblasts are also present (2-7%). Garnet also occurs as rim surrounding cordierite porphyroblasts (picture 5).Sulfides are concentrated in the metasomatic unit and are constituted of 3% pyrrhotite, pyrite that occurs disseminated. Several visible gold grains associated to leucosomes were observed in that zone (see picture 6). Once again, the gold mineralization is associated with the chlorite-garnet assemblage. Channel PAU-2010-R-165 has returned values of **2.15 g/t Au over 5.00 meters** including **4.54 g/t Au over 2.00 meters** and channel PAU-2010-R-166 returned **0.72 g/t Au over 3.00 meters.** Pyrite millimetre-scale veinlets that crosscut the leucosomes were observed in channels (picture 7). A vertical section from a channel sample exposed an overturned fold affecting a leucosome. The fold has an axial plan parallel to the main foliation oriented N210/60 (picture 8).


CD
GR
CD

Picture 5: Cordierite porphyroblasts rimmed by garnet crystals in trench PAU-2010-TR-071.


BO

Picture 6: Visible gold observed in sample 134573 showing spatial association with leucosomes. Chlorite crystals seem to have developed along biotite crystals.


GR
PY-Veins
Leucosome

Picture 7: Pyrite millimeter-scale veinlets crosscutting leucosome within altered (metasomatic) tonalite



Picture 8: Overturned folded leucosome affected by main foliation (N210/60) in trench PAU-2010-TR-071.

PAU-2010-TR-072 (Figure 50)

The trench PAU-2010-TR-072 had for objective to extend mineralization of the Hope showing toward NW. It encountered tonalitic orthogneiss presenting mylonitic facies which orientation varies from N156/66 to N192/54. A metric band of folded metasomatic tonalite occurs in that trench (Figure 50). This metasomatic zone is constituted of quartz, plagioclase, biotite and garnet and significant gold values were obtained from it. Channel PAU-2010-R-167 has returned values of **2.12 g/t Au over 1.00 meter** and channel PAU-2010-R- returned values of **2.17 g/t Au over 4.00 meters** . Disseminated pyrite and pyrrhotite (1%) constituted the sulphides within the gold-bearing metasomatic zone. This trench constituted the northernmostextension of the Hope mineralization.

PAU-2010-TR-073 (Figure 51)

The trench PAU-2010-TR-073 exposed an unmineralized tonalitic orthogneiss. This rock is composed of plagioclase, quartz, biotite and amphibole. No alteration has been noticed in this trench. It aimed the northeast extension of the Hope showing but failed to do so. No significant values were obtained from channels PAU-2010-R-080 and PAU-2010-081.

PAU-2010-TR-074 (Figure 52)

The trench PAU-2010-TR-074 has been realized to extend Hope showing toward northwest. It is constituted of tonalitic orthogneiss with a metric band of metasomatic unit injected by pegmatite. Mineralogy described is composed of plagioclase, quartz, biotite and amphibole. Mineralization is principally located in the metasomatic zone and is constituted of 2% pyrite and pyrrhotite that occur disseminated. Channels PAU-2010-R-175 to PAU-2010-R-178 did not returned significant values. Main schistosity was measured at N258/23 while s1 was measured at N200/21 on that trench.

PAU-2010-TR-075 (Figure 53)

The trench PAU-2010-TR-075 was performed to extend trench PAU-2010-TR-049 realized during summer campaign. It presents tonalitic orthogneiss that exposes an irregular fold that contains a metasomatic zone (See figure 53). Chlorite alteration (5%) is associated with the mineralization constituted of dissemination of pyrrhotite and pyrite (5-7%). No significant gold values were obtained from channels PAU-2010-TR-179 to PAU-2010-TR-183. It is believed that that trench explains the IP anomaly PP-90.

Additional Channels

Channels PAU-2010-R-073 to PAU-2010-R-078 (Figure 76) were performed in the Naabi area (Lavoie, 2009) where grab samples returned values of 2.09 g\t Au and 0.65% Cu during previous campaign. The lithology described is a paragneiss composed of quartz, plagioclase, biotite, amphibole and chlorite. The mineralization is constituted by 3% pyrrhotite finely disseminated along main foliation. No significant gold values were obtained from those channels.

During summer 2010, channels were realized in trenches PAU-2009-TR-011, PAU-2009-TR-015 (Figure 68), PAU-2009-TR-019 (Figure 70), PAU-2009-TR-024 (Figure 70), PAU-2009-TR-030 (Figure 73) and PAU-2009-TR-031 (Figure 72) all located in Tricorne area. Values were obtained from trench PAU-2009-TR-019. Channel PAU-2010-R-082 has returned value of **2.03 g\t Au over 1.00 meter**. The channel PAU-2010-R-083 has also obtained gold values of **4.47 g\t Au over 4.00 meters including 16.25 g\t Au over 1.00 meter.** The gold mineralization is constituted by a metasomatic zone strongly silicified and injected by millimeter-scale stringers containing 3% pyrite, 1% pyrrhotite and traces of chalcopyrite hosted in tonalitic orthogneiss composed of quartz, sillimanite, plagioclase, biotite, chlorite (alteration) and locally garnet.

In Tricorne area, a few channels were also performed on altered outcrop. One of them, channel PAU-2010-R-086 (PAU-2010-JAL-110 on Figure 71), has returned value of **0.88 g\t Au over 1.00 meter.** It is hosted within a tonalitic orthogneiss composed of quartz, plagioclase, and biotite that does not appear to be altered. The mineralization is composed by 3% pyrite, 1% pyrrhotite, 1% molybdenite and traces of chalcopyrite locally that occur disseminated along foliation plane or in blebs. Channel PAU-2010-R-101 (PAU-2010-JAL-117) (Figure 74) has also returned value of **0.54 g\t Au over 1.00 meter.** This gold-bearing zone is associated with strongly silicified decimeter scale semi-massive sulfides band containing up to 20% sulfides mainly composed of pyrrhotite (13%), pyrite (5%), and 1% chalcopyrite and traces of molybdenite. This mineralized zone is hosted in tonalitic orthogneiss mainly composed of quartz, plagioclase and biotite. This lithology is also characterized by the presence of centimeter scale pegmatitic injection.

Channels PAU-2010-R-094 to PAU-2010-R100 (Figure 68 and 69) were performed approximately 200 meters east of Tricorne area where grab sample had returned gold values in previous campaign. Channel PAU-2010-R-100 has yielded value of **0.84 g\t Au over 1.00 meter** from a tonalitic orthogneiss characterized by strong penetrative silicification that also occurs in veins. It is composed of quartz, sillimanite (up to 40%), plagioclase, biotite and locally epidote alteration. The mineralization is composed of 2% pyrite and 1% pyrrhotite finely disseminated along main foliation. No significant gold values were obtained from the other channels mostly performed in the paragneiss unit.

Channels PAU-2010-R-102 to PAU-2010-R-109 (Figure 43 and 75) were performed in the Jedi extension area where grab sample had returned gold values in the previous campaign. Channel PAU-2010-R-102 has yielded value of **1.00 g\t Au over 6.50 meters** and channel PAU-2010-R-103 yielded values of **0.76 g\t Au over 1.00 meter.** These channels were performed before the trenches PAU-2010-TR-063 to 065 which incorporate some of them now. The unit described is a protomylonitic tonalite characterized by shear band and composed of quartz, plagioclase, biotite, sillimanite and chlorite. Locally, chloritic and potassic alterations are encountered. The mineralization, composed of 2% pyrite, 1% pyrrhotite and traces of chalcopyrite locally, occurs finely disseminated and also as millimetre-scale stringers along main foliation. No significant gold values were obtained from channels PAU-2010-R-104 to PAU-2010-R-108.

ITEM 13 – DRILLING

This section is not applicable to this report.

ITEM 14 – METHODS AND APPROACH

Rock samples collected during the 2010 program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or or Thunder Bay. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples have been collected at the bedrock surface by either a hammer or a rock saw. Rocks collected with a hammer have been located with the use of a GPS Garmin 76Map. Samples picked up from channel have been positioned relative to each other using measuring tape with an anchor point located using the GPS positioning of their respective trenches. Individual bagged samples were then placed in shipping bags and stored in a secure area at the camp.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1 - Sample security, storage and shipment

Samples were collected and processed by the personnel of Virginia Mines. Samples were immediately placed in plastic sample bags, tagged and recorded with unique sample number. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the ALS Chemex personnel (Val-d'Or or Thunder Bay) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then loaded onto a cube van for transport to Val-d'Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

15.2 - Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Three types of analytical packages have been used: WRC, Au+ and GOLE. Each package is discussed below.

The Au+Scan package includes Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure. For the sample with the value higher than 0.5% Cu or Zn, the analysis was repeated with the OG62 Procedure.

The WRC package was selected to perform lithogeochemistry on lithological samples. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetric method applied after heating at 1000°C.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a HF-HNO_3-$HClO_4$ digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta or tetra borate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is provided.

ITEM 16 - DATA VERIFICATION

Data verification procedures were performed by the personel of Virginia Mines on the assays results and standard assays. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data has been reviewed and checked by the authors and is believed to be accurate. During the collection of channel samples, standards were inserted as a part of Virginia quality control program. ALS Chemex, as part of their standard quality control, also ran duplicate check samples and standards. No sample was assayed at other laboratories. All assays results were received from the laboratory at the time that this report was written in November 2010. Sample 196473 and 196478 were not received to the laboratory and are believed to be lost after sampling. Standards used were SH35, SK43, SE-44, SH-41, SL-46, SQ-36 and SP37.

Standard samples assaying highlights some laboratory failures as shown in table 6. Standard assays are considered a failure when the Au value obtained differs by 3 times or more the standard deviation of the standard (Au Obtained – Au Expected = < 3 X Standard Deviation of Standard Sample). Detailed from the gold expected results for each standard sample are displayed in appendix 9.

Sample 151698 and 151674 (marked with an asterix) both differ by more than 3 times the standard deviation of their respective standard (SL-46 and SH-41) and belong to the same batch of assays (VO10087061). Both samples gold values were underestimated by the laboratory and consequently, reassaying was asked and therefore, certificate VO10178723 replaces certificate VO10087061. Samples from channel PAU-2010-R-011 to PAU-2010-R-014 were concerned by the failing batch but the results remain almost unchanged since no significant gold values were obtained from these samples in both assays certificates.

Sample 133345 was also underestimated in the batch assay VO10087063 but since the other standard samples assayed from that batch (196843, 133311, 133124) were evaluated precisely (Au Obtained – Au Expected = < 1 X Standard Deviation), the reassaying is not required. The same situation happened with the sample 196269, the sample 133260 and the sample 133193 where each of those standard assay results exceeds the 3 times standard deviation limit but other samples from their respective batch did not and were quite accurate.

Standard	Voucher	Sample	Au Obtained	Au Expected	Standard Deviation	Difference Obtained - Expected	3X Stand. Dev.	Status
SP-37	TB10150123	134635	17.2	18.14	0.38	0.94	1.14	< 3 S.D.
SP-37	TB10150123	134657	17.35	18.14	0.38	0.79	1.14	< 3 S.D.
SQ-36	TB10150123	134614	29.3	30.04	0.6	0.74	1.8	< 2 S.D.
SP-37	TB10150123	134641	17.8	18.14	0.38	0.34	1.14	< 1 S.D.
SL-46	TB10150123	134602	5.74	5.867	0.17	0.127	0.51	< 1 S.D.
SP-37	TB10150123	134755	18.1	18.14	0.38	0.04	1.14	< 1 S.D.
SH-41	TB10150123	134646	1.315	1.344	0.041	0.029	0.123	< 1 S.D.
SE-44	TB10150123	134679	0.585	0.606	0.017	0.021	0.051	< 2 S.D.
SH-41	TB10150123	134710	1.35	1.344	0.041	0.006	0.123	< 1 S.D.
SH-41	TB10150123	134692	1.355	1.344	0.041	0.011	0.123	< 1 S.D.
SE-44	TB10150123	134607	0.619	0.606	0.017	0.013	0.051	< 1 S.D.
SE-44	TB10150123	154841	0.635	0.606	0.017	0.029	0.051	< 2 S.D.
SH-41	TB10150123	154825	1.375	1.344	0.041	0.031	0.123	< 1 S.D.
SH-35	TB10150123	134624	1.365	1.323	0.044	0.042	0.132	< 1 S.D.
SQ-36	TB10150124	134577	29.5	30.04	0.6	0.54	1.8	< 1 S.D.
SP-37	TB10150124	134518	17.75	18.14	0.38	0.39	1.14	< 2 S.D.
SH-41	TB10150124	134529	1.355	1.344	0.041	0.011	0.123	< 1 S.D.
SH-35	TB10150124	134545	1.36	1.323	0.044	0.037	0.132	< 1 S.D.
SL-46	VO10087061	151698*	3.79	5.867	0.17	2.077	0.51	> 3 S.D.
SL-46	VO10178723	151698	5.8	5.867	0.17	0.067	0.51	< 1 S.D.
SH-41	VO10087061	151674*	1.14	1.344	0.041	0.204	0.123	> 3 S.D.
SH-41	VO10178723	151674	1.28	1.344	0.041	0.064	0.123	< 2 S.D.
SL-46	VO10087063	133345	4.99	5.867	0.17	0.877	0.51	> 3 S.D.
SH-41	VO10087063	196843	1.35	1.344	0.041	0.006	0.123	< 1 S.D.
SH-41	VO10087063	133311	1.38	1.344	0.041	0.036	0.123	< 1 S.D.
SL-46	VO10087063	133124	5.91	5.867	0.17	0.043	0.51	< 1 S.D.
SH-41	VO10087064	133233	1.34	1.344	0.041	0.004	0.123	< 1 S.D.
SH-41	VO10087064	133246	1.345	1.344	0.041	0.001	0.123	< 1 S.D.
SP-37	VO10087064	196269	20.7	18.14	0.38	2.56	1.14	> 3 S.D.
SH-41	VO10087253	133260	1.205	1.344	0.041	0.139	0.123	> 3 S.D.
SL-46	VO10087253	196917	5.86	5.867	0.17	0.007	0.51	< 1 S.D.

Standard	Voucher	Sample	Au Obtained	Au Expected	Standard Deviation	Difference Obtained - Expected	3X Stand. Dev.	Status
SP-37	VO10089315	196412	17.6	18.14	0.38	0.54	1.14	< 2 S.D.
SP-37	VO10089315	134402	17.85	18.14	0.38	0.29	1.14	< 1 S.D.
SL-46	VO10089315	196296	5.62	5.867	0.17	0.247	0.51	< 2 S.D.
SH-41	VO10089315	134438	1.265	1.344	0.041	0.079	0.123	< 2 S.D.
SL-46	VO10089315	196487	5.79	5.867	0.17	0.077	0.51	< 1 S.D.
SP-37	VO10089315	133051	18.1	18.14	0.38	0.04	1.14	< 1 S.D.
SH-41	VO10089315	196947	1.39	1.344	0.041	0.046	0.123	< 2 S.D.
SH-41	VO10089316	196977	1.34	1.344	0.041	0.004	0.123	< 1 S.D.
SK-43	VO10089316	197000	4.15	4.086	0.093	0.064	0.279	< 1 S.D.
SL-46	VO10089316	196962	5.94	5.867	0.17	0.073	0.51	< 1 S.D.
SL-46	VO10094884	133193	4.4	5.867	0.17	1.467	0.51	> 3 S.D.
SK-43	VO10094884	133171	4.04	4.086	0.093	0.046	0.279	< 1 S.D.
SH-41	VO10094885	134376	1.29	1.344	0.041	0.054	0.123	< 2 S.D.
SK-43	VO10094885	134364	4.15	4.086	0.093	0.064	0.279	< 1 S.D.
SL-46	VO10104831	154667	5.74	5.867	0.17	0.127	0.51	< 1 S.D.
SL-46	VO10112819	202129	5.76	5.867	0.17	0.107	0.51	< 1 S.D.
SP-37	VO10113705	154614	18	18.14	0.38	0.14	1.14	< 1 S.D.
SL-46	VO10113705	202150	5.73	5.867	0.17	0.137	0.51	< 1 S.D.
SH-35	VO10113705	154650	1.315	1.323	0.044	0.008	0.132	< 1 S.D.
SH-41	VO10113705	154642	1.34	1.344	0.041	0.004	0.123	< 1 S.D.
SH-41	VO10113705	154630	1.385	1.344	0.041	0.041	0.123	< 1 S.D.
SL-46	VO10113707	154691	5.74	5.867	0.17	0.127	0.51	< 1 S.D.
SL-46	VO10113707	154594	5.83	5.867	0.17	0.037	0.51	< 1 S.D.
SH-41	VO10113707	154568	1.325	1.344	0.041	0.019	0.123	< 1 S.D.
SL-46	VO10113707	133084	6.03	5.867	0.17	0.163	0.51	< 1 S.D.
SQ-36	VO10125358	202495	29.7	30.04	0.6	0.34	1.8	< 1 S.D.
SH-35	VO10125358	202478	1.28	1.323	0.044	0.043	0.132	< 1 S.D.

Table 6: Standard Sample Assays Results and Analysis for QC-QA

ITEM 17 – ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 – MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 – MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 – OTHER RELEVANT DATA AND INFORMATION

Trench restoration was performed during summer and fall 2010 program. From the 45 trenches performed using an excavator in 2010, seven (7) were completely restored, one (1) was restored up to 60% and five (5) were restored and reforested. The table 7 below summarizes the trench performed using an excavator in 2010. During 2010, trenches performed in 2009 were also restored. From the 47 trenches performed in 2009, 17 were restored and reforested and one (1) was restored up to 75%. Table

8 summarizes the 2009 trench status at the end of 2010. A total of 5794 cubic meters were excavated from trenches during 2010 while 2840 cubic meters of trenches were restored on the project. A total of 2000 black spruces were planted on 22 trenches.

TRENCH 2010							
Trench	**Utm_E**	**Utm_N**	**Status**	**Surface (m^2)**	**Depth (m)**	**Volume(m^3)**	**Remaining (m^3)**
PAU-2010-TR-001	444469	6079146	Opened	60	0.50	30	30.0
PAU-2010-TR-002	444332	6079011	Opened	320	0.60	192	192.0
PAU-2010-TR-003	445071	6078528	Restored and Reforested	60	0.25	15	-
PAU-2010-TR-004	444528	6077937	Opened	158	1.50	237	237.0
PAU-2010-TR-005	445123	6079054	Opened	71	0.50	36	35.5
PAU-2010-TR-006	445303	6079167	Opened	88	0.30	26	26.4
PAU-2010-TR-007	445057	6079414	Opened	93	0.75	70	69.8
PAU-2010-TR-008	444818	6079568	Restored and Reforested	71	0.30	21	-
PAU-2010-TR-009	445237	6080227	Restored and Reforested	130	1.50	195	-
PAU-2010-TR-010	446452	6081859	Restored	40	1.75	70	-
PAU-2010-TR-011	446487	6081872	Opened	170	1.50	255	255.0
PAU-2010-TR-012	446791	6082187	Opened	250	1.50	375	375.0
PAU-2010-TR-013	447010	6082397	Opened	260	1.40	364	364.0
PAU-2010-TR-014	445456	6079978	Opened	186	0.25	47	46.5
PAU-2010-TR-015	445481	6079977	Opened	105	0.50	53	52.5
PAU-2010-TR-016	445834	6079614	Opened	135	0.50	68	67.5
PAU-2010-TR-017	444901	6079860	Restored and Reforested	30	1.50	45	-
PAU-2010-TR-018	444208	6079134	Restored	30	2.00	60	-
PAU-2010-TR-019	444263	6077497	Restored	30	2.00	60	-
PAU-2010-TR-020	445723	6078432	Restored	21	5.00	105	-
PAU-2010-TR-021	445883	6078575	Restored	21	5.00	105	-
PAU-2010-TR-022	446031	6078707	Restored	21	5.00	105	-
PAU-2010-TR-023	441326	6077203	Restored and Reforested	107	0.30	32	-
PAU-2010-TR-024	440978	6077124	Opened	153	0.75	115	114.8
PAU-2010-TR-025	440962	6077105	Opened	108	0.50	54	54.0
PAU-2010-TR-026	440841	6077276	Opened	246	1.00	246	246.0
PAU-2010-TR-027	440560	6077427	Opened	140	1.00	140	140.0
PAU-2010-TR-028	440479	6077405	Opened	472	0.75	354	354.0
PAU-2010-TR-029	440536	6077262	Opened	91	0.15	14	13.7
PAU-2010-TR-030	440278	6077294	Opened	95	0.75	71	71.3
PAU-2010-TR-031	440145	6077560	Opened	156	0.90	140	140.4
PAU-2010-TR-032	446326	6083122	Opened	23	0.50	12	11.5
PAU-2010-TR-033	446026	6082999	Opened	25	0.30	8	7.5
PAU-2010-TR-034	444931	6083986	Opened	90	1.20	108	108.0
PAU-2010-TR-035	447253	6080507	Opened	60	0.25	15	15.0
PAU-2010-TR-036	447600	6080865	Opened	82	0.30	25	24.6
PAU-2010-TR-037	447764	6081063	Extended	39	0.40	16	-
PAU-2010-TR-038	447766	6081026	Restored	25	0.50	13	-
PAU-2010-TR-039	447870	6081129	Extended	60	0.50	30	-
PAU-2010-TR-066	447750	6081063	Opened	1005	0.30	301.5	301.5
PAU-2010-TR-067	447729	6081014	Restored up to 60%	286	0.50	143	57.2
PAU-2010-TR-068	447794	6081093	Opened	239.5	0.40	95.8	95.8
PAU-2010-TR-069	447716	6081095	Opened	574	0.50	287	287.0
PAU-2010-TR-070	447830	6080966	Opened	333	0.75	249.75	249.8
PAU-2010-TR-071	447782	6081003	Opened	303	0.35	106.05	106.1
PAU-2010-TR-072	447744	6081151	Opened	396	0.75	297	297.0
PAU-2010-TR-073	447874	6081125	Opened	405	0.60	243	243.0

TRENCH 2010							
Trench	**Utm_E**	**Utm_N**	**Status**	**Surface (m²)**	**Depth (m)**	**Volume(m³)**	**Remaining (m³)**
PAU-2010-TR-074	447715	6081219	Opened	155	0.30	46.5	46.5
PAU-2010-TR-075	447645	6080841	Opened	337.5	0.30	101.25	101.3
			Total Volume 2010			**5794.2**	**4836.9**
			Volume Restored from 2010 Trench			**957.3**	

Table 7: Trenches performed using an excavator during 2010.

TRENCH 2009							
Trench	**Utm_E**	**Utm_N**	**Status**	**Surface (m²)**	**Depth (m)**	**Volume(m³)**	**Remaining**
PAU-2009-TR-001	440772	6077278	Restaurée à 75%	900	0.50	450	112.5
PAU-2009-TR-002	440755	6077313	Restored and Reforested	75	0.50	38	-
PAU-2009-TR-003	440749	6077250	Restored and Reforested	60	0.30	18	-
PAU-2009-TR-004	440743	6077152	Restored and Reforested	90	0.50	45	-
PAU-2009-TR-005	440686	6077182	Restored and Reforested	150	1.00	150	-
PAU-2009-TR-006	440341	6077317	Restored and Reforested	200	0.75	150	-
PAU-2009-TR-007	440677	6077323	Opened	450	1.00	450	450.0
PAU-2009-TR-008	440511	6077393	Opened	225	0.30	68	67.5
PAU-2009-TR-009	440763	6077190	Restored and Reforested	20	0.30	6	-
PAU-2009-TR-010	440873	6077352	Restored and Reforested	180	0.35	63	-
PAU-2009-TR-011	444894	6078432	Opened	1700	0.15	255	255.0
PAU-2009-TR-012	444956	6078472	Opened	944	0.20	189	188.8
PAU-2009-TR-013	444931	6078493	Opened	120	0.10	12	12.0
PAU-2009-TR-014	444941	6078526	Opened	770	0.30	231	231.0
PAU-2009-TR-015	445076	6078543	Restored and Reforested	184	0.40	74	-
PAU-2009-TR-016	444884	6078536	Restored and Reforested	135	0.50	68	-
PAU-2009-TR-017	444800	6078589	Opened	514	0.75	386	385.5
PAU-2009-TR-018	444753	6078560	Restored and Reforested	49	0.30	15	-
PAU-2009-TR-019	444675	6078475	Restored and Reforested	230	0.75	173	-
PAU-2009-TR-020	444413	6078312	Restored and Reforested	67	0.30	20	-
PAU-2009-TR-021	444383	6078308	Restored and Reforested	98	0.25	25	-
PAU-2009-TR-022	444331	6078314	Restored and Reforested	705	0.75	529	-
PAU-2009-TR-023	444748	6078628	Opened	129	0.30	39	38.7
PAU-2009-TR-024	444794	6078518	Opened	174	0.30	52	52.2
PAU-2009-TR-025	444246	6078199	Opened	220	0.50	110	110.0
PAU-2009-TR-026	444204	6078101	Opened	593	0.20	119	118.6
PAU-2009-TR-027	444186	6078058	Opened	443	0.25	111	110.8
PAU-2009-TR-028	444809	6078493	Opened	240	0.25	60	60.0
PAU-2009-TR-029	444697	6078356	Opened	114	0.30	34	34.2
PAU-2009-TR-030	444848	6078391	Opened	125	0.30	38	37.5
PAU-2009-TR-031	444530	6078482	Opened	139	0.40	56	55.6
PAU-2009-TR-032	444797	6078558	Restored and Reforested	75	0.40	30	-
PAU-2009-TR-033	444793	6078467	Opened	83	0.30	25	24.9
PAU-2009-TR-034	444791	6078279	Restored and Reforested	69	0.25	17	-
PAU-2009-TR-035	444775	6078456	Restored and Reforested	75	0.50	38	-
PAU-2009-TR-036	444965	6078546	Restored and Reforested	75	0.50	38	-
PAU-2009-TR-037	444920	6078548	Opened	407	0.20	81	81.4
PAU-2009-TR-038	445416	6078969	Opened	335	0.20	67	67.0
PAU-2009-TR-039	444781	6078544	Opened	100	0.30	30	30.0
PAU-2009-TR-040	444470	6079090	Restored and Reforested	105	0.50	53	-
PAU-2009-TR-041	444433	6079076	Opened	101	0.30	30	30.3
PAU-2009-TR-042	444414	6079065	Opened	210	0.30	63	63.0
PAU-2009-TR-043	444390	6079033	Opened	127	0.50	64	63.5

TRENCH 2009							
Trench	Utm_E	Utm_N	Status	Surface (m²)	Depth (m)	Volume(m³)	Remaining
PAU-2009-TR-044	443775	6077331	Opened	90	0.30	27	27.0
PAU-2009-TR-045	443810	6077292	Opened	96	0.20	19	19.2
PAU-2009-TR-046	443884	6077227	Opened	170	0.25	43	42.5
PAU-2009-TR-047	443985	6077273	Opened	142	0.30	43	42.6
			Total Volume 2009			**4695**	**2811.3**
			Volume Restored from 2009 Trench			**1883.4**	

Table 8: Trenches from 2009 restored during 2010.

ITEM 21 – INTERPRETATION AND CONCLUSIONS

Exploration during 2010 outlined the Hope major gold-bearing zone that returned several significant gold values from channelling. The Hope is formed by a metasomatic mineralized zone hosted within gneissic tonalite. The zone is mostly distinguished by magnesium-rich alteration constituted by the presence of chlorite and cordierite (5-15%) but also associated with the presence of garnet (3-20%). The mineralization is composed of disseminated to semi-massive pyrite and pyrrhotite but also by free gold grains observed along leucosomes (in trench PAU-2010-TR-071). Decimetric leucosomes (or pegmatite veins) present at border of metasomatic zone in several trenches (PAU-2010-TR-066, 069, and 070) exposing the Hope mineralization confirms a spatial association with mineralization. It suggests a remobilization of the mineralization and possibly, its enrichment . Pyrite veinlets crosscutting leucosomes observed in trench PAU-2010-TR-071 also suggest late sulphides remobilization.

The tonalite that hosts the Hope mineralization contains 1-2% of centimetre to meter-scale sub-angular fragments (1-2%) of hornblende which characterized the predominant tonalite in the area that belongs to the Beausac suite. Even if that tonalite exposes different facies (protomylonitic, gneissic, porphyric), it almost always contains these hornblende fragments that could be affected by either deformation or metamorphism or both but still characterize visually that tonalite. It is the same tonalite that contains hornblende fragments that hosts the Beausac-2 and Tricorne mineralization.

The Hope zone forms a fold hinge on trench PAU-2010-TR-066 with contacts oriented at N320 that are affected by the main foliation measured at N225/50 which also represents the axial plane. It suggests that mineralization occur prior to deformation.

The Hope zone is followed over more than 200 meters from trench PAU-2010-TR-070 (**3.06 g/t Au over 4.00 meters**) to trench PAU-2010-TR-072 (**2.17 g/t Au over 4.00 meters**) which forms a trend oriented N325°. That trend corresponds to the orientation of the magnetic signature in the area which also follows a magnetic contact between the paragneiss from the Grosbois complex and the tonalite from the Beausac suite. The figure 66 illustrates that correspondence. Mineralization outlined in trench PAU-2010-TR-052 (1.75 g/t Au over 1.00 meter) possibly constitutes the extension of the Hope mineralization toward south-west since it is hosted in a similar orthogneissic tonalite that also contains garnet, cordierite and chlorite associated with gold values.

The Jedi extension mineralization outlined from trenches PAU-2010-TR-063 to 065 also presents chlorite and garnet alterations similar to the Hope mineralization. Continuity of the high magnetic anomaly in the Jedi extension suggests once again a possible extension toward NE. The mineralization of the Jedi Extension zone occurs within the tonalite from Beausac suite near the contact with the paragneiss from the Grosbois complex.

In the Tricorne area, the mineralized zone outlined in trench PAU-2009-TR-019 that returned values of of **4.47 g\t Au over 4.00 meters including 16.25 g\t Au over 1.00 meter** may represent the extension of the northwest flank of the Tricorne fold (Figure 82).

Still in the Tricorne area, a few pictures taken over trench PAU-2009-TR-022 revealed plan and vertical views that could help understanding the structural framework in that area. Picture 9 is a vertical plan view that shows an overturned fold with a shallow plunge toward south-west and with flanks dipping at 60° toward north-west. Leucosomes on that picture seem to follow contact between biotite rich tonalite and tonalite and are locally transposed along flank. The picture 10 is a plan view of that same outcrop that reminds the fold observed in the Tricorne showing on trench PAU-2009-TR-022. At least two folding episodes affect the rocks in that area which should be taking into account when planning the next drilling campaign.


SP N212/60
AP 018 -> N225

Picture 9: Vertical plan showing overturned fold from trench PAU-2009-TR-022


AP 18 ->N225
SP N212/60

Picture 10 : Plan view showing folding from trench PAU-2009-TR-022

ITEM 22 – RECOMMENDATIONS

Following the 2010 prospecting and channelling results, it is recommended to test the gold potential of the Jedi and Jedi Extension corridor by drilling. This drilling campaign would have to test with a spacing of 250-300m the gold-bearing corridor that hosts the Jedi and the Jedi Extension showings. Drilling under the drillhole PAU-2010-028 is also recommended. Drilling is also required under the Hope showing in order to test its vertical and lateral extensions. Additional drilling is required in the Tricorne area to test the gold-bearing zone outlined in trench PAU-2009-TR-019.

Ground magnetic and IP surveys should be performed in both north-south and east-west directions in the Hope area where the units are turning from a northeast to a northwest orientation. A special attention should be given to the eastern contact between the tonalite of the Beausac suite (that hosts the Hope mineralization) and the paragneiss from the Grosbois complex. Intense prospecting following the contact of the tonalite should be performed once supported by the results of the IP and magnetic surveys.

Finally, a follow-up is required over a few surface samples that returned interesting gold values. Grab sample 196888 (**1.13 g/t Au**)and sample 200453 (**2.27 g/t Au**) from the Obiwan area are among them. Grab sample 133125 (**1.47 g/t Au**) from the Tricorne area should also be revisited.

ITEM 23 – REFERENCES

BEAUMIER, M., 1987. Géochimie des sédiments de lac, région de la rivière Caniapiscau. Ministère de l'Énergie et des Ressources, Québec; DP 86-23.

BÉLANGER, M., 1987. L'or dans la région de Schefferville. Ministère de l'Énergie et des Ressources, Québec; PRO 86-23.

CHEVÉ, S. et BROUILLETTE, P., 1995. Géologie et métallogénie de la partie nord-est de la Sous-province d'Ashuanipi (Nouveau-Québec) – Carte synthèse – 23J, 23K, 23N et 23O. Ministère des Ressources Naturelles, Québec; MM 95-01, carte synthèse au 1/100 000.

CHOINIÈRE, J., LAMOTHE, D. et CLARK, T., 1995. Cibles d'exploration géochimiques dans le Moyen-Nord québécois, secteur Caniapiscau-Ashuanipi. Ministère des Ressources Naturelles, Québec; PRO-95-05.

DAVID, J., MAURICE, C. et SIMARD, M., 2009. Datations isotopiques effectuées dans le nord-est de la Province du Supérieur, travaux de 1999, 2000 et 2001. Ministère des Ressources naturelles et de la Faune, Québec; DV 2009-05.

GOSSELIN, C. et SIMARD, M., 2000. Géologie de la région du lac Gayot (SNRC 23M). Ministères des Ressources naturelles, Québec; RG 99-06, 29 pages.

LAVOIE, J., SAVARD, M. et ARCHER, P., 2007. Rapport techniques et Recommandations, Programme de Reconnaissance, Projet Lac Pau. Ministère des Ressources naturelles et de la Faune, Québec; GM 63498.

LAVOIE, J., SAVARD, M. et ARCHER, P., 2008. Rapport techniques et Recommandations, rapport 43-101, programme de Reconnaissance, Projet Lac Pau. Ministère des Ressources naturelles et de la Faune, Québec; GM 63495.

LAVOIE, J., ARCHER, P., 2010, Technical Report and Recommandations, 2009 Exploration Program, Lac Pau Project, Québec, 442 pages and maps.

LAVOIE, J., ARCHER, P., 2010, Technical Report and Recommandations, Winter 2010 Drilling Program, Lac Pau Project, Québec, 747 pages and maps.

MORITZ, R.P. and CHEVÉ, S.R., 1992. Fluid inclusion studies of high-grade metamorphic rocks of the Ashuanipi complex, eastern Superior Province: constraints on the retrograde P-T path and implication for gold metallogeny. Journal canadien des Sciences de la Terre, volume 29, pages 2309-2327.

PERCIVAL, J.A., 1993. Géologie, Complexe d'Ashuanipi, région de Schefferville, Terre-Neuve-Québec. Commission Géologique du Canada ; carte 1785A, échelle 1 :125 000.

SDBJ, 1978. Cartes géochimiques des sédiments de lac de la région de la Baie James. Ministère des Ressources naturelles, Québec ; GM-34039.

SIMARD, M., 2008. Stratigraphie et géochronologie du nord-est de la Province du Supérieur. Dans : Synthèse du nord-est de la Province du Supérieur, M. Simard (coordonnateur). Ministère des Ressources naturelles et de la Faune, Québec ; RG 2009-02, 196 pages.

SIMARD, M., GOSSELIN, C., et LAFRANCE, I., 2009a. Géologie de la région de la rivière Sérigny (SNRC 24C et 23N). Ministère des ressources naturelles et de la Faune, Québec ; RG 2009-02, 38 pages.

SIMARD, M., PARENT, M., PAQUETTE, L. et LAFRANCE, I., 2009b. Géologie de la région du réservoir de Caniapiscau (SNRC 23K-23N). Ministère des Ressources naturelles et de la Faune, Québec, 37 pages ; RG 2009-04.

THÉRIAULT, R. et CHEVÉ, S., 2001. Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec ; RG 2000-11, 49 pages.

TREMBLAY, L. Étude pétrographique de trois échantillons de roche, Projet Lac Pau. Rapport interne produit par IOS Services Géoscientifiques Inc, 28 pages.

SHARMA, K.N.M., 1996. Légende générale de la carte géologique ; édition revue et augmentée. Ministère des Ressources Naturelles ; MB 96-28.

TSHIMBALANGA, S., 2010, Levés de polarisation provoquées et de magnétométrie, Propriété du Lac Pau, Secteur Grid W2010, Région de la Baie-James, MRC Caniapiscau,Québec, SNRC 23K/13, Rapport, 24 pages.

ITEM 24 – DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, hereby certify that:

- I am presently employed as a Senior Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Lac Pau Project in accordance with section 5.1 of the national instrument 43-101.
- I supervised the Auclair project in 2010.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Lac Pau project since 2006.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 12th day of April 2011.

"Mathieu Savard"



/s/ Mathieu Savard

Mathieu Savard, B.Sc., P. Geo.


GÉOLOGUE / GEOLOGIST
MATHIEU
SAVARD
510
QUÉBEC

CERTIFICATE OF QUALIFICATIONS

I, *Josée-Anne Lévesque*, resident at 7 rue Côté, Ferland-et-Boilleau, Qc, G0V 1H0, hereby certify that:

- I am presently employed as a Geologist in training with Virginia Mines Inc., 116, rue St-Pierre, Suite 200, Québec (Québec), G1K 4A7.
- I received a B.Sc. in Geology in 2009 from *Université du Québec à Chicoutimi* (UQAC).
- I have been working as a mineral exploration geologist since 2009.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 1442.
- I worked on the Lac Pau project since 2009.
- I am responsible participated to the writing the present technical report in collaboration with the other first author, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 12th day of April 2011.

"Josée-Anne Lévesque"



Josée-Anne Lévesque, géo.stag.

MAPS, ASSAY RESULTS, CLAIM LISTING, OUTCROP DESCRIPTION, CHANNEL ASSAY RESULTS ARE AVAILABLE ON DEMAND SUBMITTED TO

VIRGINIA MINES INC.

200 – 116 St. Pierre Street
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G1K 4A7

Tel.: (800) 476-1853
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